



06010889

89- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiwa House Industry Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

DEPOSITARY BANK: Deutsche Bank

FILE NO. 89- 60 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

F-6WAV	*(INITIAL FILING)*	☐	***AR/S***	*(ANNUAL REPORT)*	☑
DEF 14A	*(PROXY)*	☐	***SUPPL***	*(OTHER)*	☐

OICF/BY: Dlw

DATE : 2/15/06

Deutsche Bank


RECEIVED
2006 FEB 13 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February 8, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number 089-00060 with Respect to the ADR facility of Shares of **Daiwa House Industry Co. Ltd.** pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

Jean Paul Simoes
Associate

89-60

Brand New Start

Daiwa House Group
2005 Annual Report

ARIS
3-31-05

Contents

About this report
Years shown in graphs are fiscal years ending March 31 unless otherwise indicated.

Forward-looking statements
Statements contained in this report regarding the Company's plans, strategies, and expectations for future performance fall into the category of "forward looking statements," which are based on information available to the Company's management at the time of writing. They are therefore subject to a number of uncertainties and unknowable factors, and actual results may thus differ substantially from those projected.

Sales statements on a segmental basis
Segment sales figures shown in this annual report are totals of sales to external customers and inter-segment sales and transfers. Segment sales ratios, however, are calculated solely on the basis of sales to external customers.

Our new brand starts with

Endless Heart

The Daiwa House Group, which celebrates
the 50th anniversary of its foundation this year,
moves toward a brighter future.

When we say "hearts,"

of course we mean those special emotional connections between people,

or between people and the objects they love.

The message conveyed by our "Endless Heart" philosophy, and the logo that symbolizes it

— a heart-shaped Mobius Strip that indicates a never-ending process —

is that the Daiwa House Group co-creates value for individuals,

communities, and people's lifestyles.

The Endless Heart symbol has yet another significance: it conveys the close relationship

among the companies in the Daiwa House Group,

and the unshakable determination of the managements of all those companies

to grow and prosper together into the far distant future.

Moreover, the circular shape at the center of the Endless Heart symbol represents

Daiwa (whose literal meaning is Great Harmony):

we regard this as the basic philosophic principle on which the Group rests.

All of us here at Daiwa House Industry and our other Group companies are

the successors to Mr. Nobuo Ishibashi, the founder of the Group.

We Build Hearts

Over the next 50 years too, we will continue to build hearts

by offering our customers finely-crafted products, as well as

services provided with friendliness and sincerity.


Daiwa House TM
Group

Dear Fellow Share Owners

The Next 50 Years and Beyond

In April 2005 the Daiwa House Group marked the 50th anniversary of its foundation. I wish to express my most sincere gratitude to you, our shareholders, for your long-standing support for the Group.

Fiscal 2004 marked not only our half-centennial, but also the start of full-scale Group management under a new management structure. Among the specific measures involved, steps were taken to expand the scope of its business by making Daiwa Kosho Lease Co., Ltd., an affiliate formerly accounted for by the equity method, a consolidated subsidiary, and investing in Osaka Marubiru Co., Ltd.

As a result of these measures, we were able to achieve growth in both revenues and profits for the second successive year. Consolidated sales reached a new record high of ¥1,365,914 million (US$12,766 million), up 11.5% from the previous term, operating income totaled ¥67,849 million (US$634 million), up 13.7%, and net income was ¥40,262 million (US$376 million), representing growth of 8.1%. Regarding dividend payment, we will increase the annual dividend by ¥2 per share from the previous year, to ¥17.

In fiscal 2005 we have expressed our determination to achieve growth over the next 50 years by mapping out a management vision, which we have called "Connecting Hearts," and creating a new Group symbol called "Endless Heart." In addition, we have set out a corporate vision with the aim of building a Group that co-creates value for individuals, communities and people's lifestyles, and have formulated our "Challenge 2005" medium-term management plan as the first step towards achieving these goals. Among the goals of this three-year plan are the attainment of consolidated sales of ¥1.7 trillion, recurring profit of ¥100 billion, and return on equity of 9% or more.

Under its new management vision, the Daiwa House Group is dedicated to ensuring that, through sincere and honest corporate activities, it enhances still further its excellent reputation and the trust held in it by society. We will also step up our efforts to strengthen further the bonds we have developed with our customers, building truly enduring links with all our stakeholders.

Takeo Higuchi

Takeo Higuchi
Chairman and CEO



Breakdown of real GDP in fiscal 2004


GDP
¥ 534 trillion

Gross fixed capital formation	24%	Private capital investment	67%
Consumption	73%	Private residential investment	14%
Net exports, etc.	3%	Public construction investment, etc.	19%

In JAPAN

The Japanese economy continued to undergo a gradual recovery in fiscal 2004, led by private-sector capital investment. Evidence for this recovery is seen in the nation's GDP, which grew by 1.9% year-on-year for its third consecutive increase. Confidence in the persistence of this recovery trend waned somewhat in the second half of the term, however, against the backdrop of a slowdown in exports owing to the strength of the yen, as well as the dampening effects of inventory adjustment in the digital electronic appliance industry. In the Company's business fields of housing and other construction, the business performance of most companies was flat, with some firms recording slight year-on-year declines.

Construction investment in Japan (unadjusted figures)


¥ trillions
%
100
75
50
25
0
20
15
10
5
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
Public construction investment (left scale)
Private construction investment (left scale)
Construction investment as a percentage of GDP (right scale)

Private construction investment and commercial building floorspace


¥ trillions
million m²
60
45
30
15
0
120
90
60
30
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
Private-sector non-residential construction (left scale)
Private-sector residential construction (left scale)
Commercial building floorspace (right scale)

Construction of buildings and houses in Japan

Total construction investment in fiscal 2004 declined 2.2% year-on-year to ¥52.77 trillion, representing a falloff of approximately 40% from the peak year of 1992. As a percentage of the nation's GDP, this investment figure, at 10.4%, has been roughly halved by comparison with the 20.1% figure recorded in 1980. Owing to the government's fiscal restraint policy, the falloff in construction investment has been particularly dramatic in public works investment, which decreased by around 10% each year for three straight years, ending at ¥21.08 trillion in fiscal 2004.

Private-sector housing investment, on the other hand, registered a slight year-on-year growth in fiscal 2004, by 2.2% to ¥18.27 trillion. Housing construction starts in the reporting period grew by 1.7% to 1.19 million for the second consecutive increase. In the category of owner-occupied houses, construction starts were down slightly year-on-year, but in the construction of both rental housing and in lot-subdivision (single-family house development and condominiums), year-on-year growth in construction starts was recorded. In lot-subdivisions, single-family houses were particularly in demand, with construction starts posting a strong 7.8% rise over the previous term for their second straight year of growth.

Turning to private-sector non-residential construction investment, companies generally adopted a proactive stance on capital investment, particularly in the manufacturing sector, and thanks to this total investment in this category was up 11.7% over the previous term, at ¥8.51 trillion. The floorspace of all types of buildings on which construction was started registered a year-on-year increase of 3.5%, with especially sharp growth of 36.0% being posted by the floorspace of manufacturing plant construction starts. In floorspace terms, other categories of building also rose over the previous year's level, although by smaller percentages, with offices up 9.6%, warehouses up 8.8%, and retail outlets up 7.5%.

Group Results Summary

As of March 31, 2005

Performance

11.5% up
Net sales

Net sales increased ¥141,266 million to ¥1,365,914 million



¥ billion
1,600
1,200
800
400
0
01
02
03
04
05

13.7% up
Operating income

Operating income increased ¥8,188 million to ¥67,849 million



¥ billion
80
60
40
20
0
01
02
03
04
05

8.1% up
Net income

Net income increased ¥3,005 million to ¥40,262 million



¥ billion
45
30
15
0
-100
01
02
03
04
05

Consolidated Financial Highlights

Daiwa House Industry Co., Ltd. and subsidiaries

	Millions of yen			Thousands of U.S. dollars
Years ended March 31,	2005	2004	2003	2005
Net sales	¥1,365,914	¥1,224,648	¥1,184,544	$12,765,551
Operating income	67,849	59,661	45,272	634,103
Other income (expenses)	(4,741)	8,236	(200,429)	(44,309)
Net income (loss)	40,262	37,257	(91,388)	376,280
Per share of common stock (in yen and dollars)				
Basic net income (loss)	73.26	68.16	(167.06)	0.68
Shareholders' equity	959.08	902.32	884.55	8.96
Cash dividends applicable to the year	17.00	15.00	10.00	0.16
Total assets	1,358,807	1,087,658	1,094,441	12,699,131
Shareholders' equity	524,110	493,050	483,684	4,898,224
Return on equity (%)	7.92	7.63	(17.14)	
Return on asset (%)	3.29	3.41	(8.01)	
Equity ratio (%)	38.57	45.33	44.19	

Note: The U.S. dollar amounts represent translations of Japanese yen for convenience only at the approximate exchange rate on March 31, 2005 of ¥107 = U.S.$1.

0.3 point up
ROE (Return on Equity)

ROE rose up 0.3 point to 7.9%



%
20
10
0
-10
-20
01
02
03
04
05

¥5.1 up
Net income per share

Net income per share rose ¥5.1 to ¥73.26



¥
90
60
30
0
-180
01
02
03
04
05

¥56.8 up
Shareholders' equity per share

Shareholders' equity per share rose ¥56.8 to ¥959.08



¥
1,600
1,200
800
400
0
01
02
03
04
05

The Parent Company's Share of the Group Total

Sales



Daiwa House Group:
¥1,365.9 billion
80%
Daiwa House Industry:
¥1,092.3 billion

Operating income



Daiwa House Group:
¥67.8 billion
77%
Daiwa House Industry:
¥52.1 billion

Number of employees



Daiwa House Group:
19,770
58%
Daiwa House Industry:
11,462

As of March 31, 2005

Common stock

¥110,120 million
(US$1,029,159 thousand)

Shares

Authorized	**1,900,000,000**
Issued and outstanding	**550,664,416**
Number of shareholders	**29,218**

BPS and PBR



¥
times
1,200
900
600
300
0
2.0
1.5
1.0
0.5
0
01 02 03 04 05

BPS (book value per share ; left scale)
PBR (price to book value ratio ; right scale)

Dividends and dividend payout ratio



¥
%
20
15
10
5
0
200
150
100
50
0
01 02 03 04 05

Dividends (left scale)
Dividend payout ratio (right scale)

Shareholdings by scale



	Shares	%
1 million or more	415,110,443	75.38
100 thousand or more	84,907,451	15.42
10 thousand or more	19,874,600	3.61
5 thousand or more	7,110,611	1.29
2 thousand or more	12,135,917	2.20
1 thousand or more	9,220,250	1.67
Less than 1 thousand	2,305,144	0.42

Principal shareholders	Thousands of shares
Japan Trustee Services Bank, Limited (trust account)	49,591
The Master Trust Bank of Japan, Ltd. (trust account)	36,790
Nippon Life Insurance Company	12,503
The Dai-ichi Mutual Life Insurance Company	11,065
UFJ Bank, Limited	10,032
Sumitomo Mitsui Banking Corporation	10,000
The Chuo Mitsui Trust and Banking Company, Limited	9,499
The Chase Manhattan Bank NA, London	9,417
The Daiwa House Employee Shareholders' Association	9,282
Mizuho Corporate Bank, Ltd.	9,209

Foreign shareholdings ratio



Domestic corporations 57.30%
Overseas individuals and corporations 32.15%
Domestic individuals and others 10.55%
Europe 60.10%
USA & Canada 28.67%
Asia (excluding Japan) 7.45%
Oceania & others 3.78%

Foreign shareholdings over time



%
40
30
20
10
0
01 02 03 04 05

Daiwa House Industry
All listed companies

Indices of Daiwa House's stock price and trading volumes on the Tokyo Stock Exchange (Base month: April 2001=100)


150
100
0
Thousands of shares
60,000
40,000
20,000
0
2001
2002
2003
2004
2005
(Calendar year)
Daiwa House trading volumes
Daiwa House stock prices
TOPIX

Daiwa House Industry Co., Ltd.

Head office

3-3-5 Umeda, Kita-ku, Osaka 530-8241

Phone: +81-6-6346-2111 Fax: +81-6-6342-1399

Contact

Should you have any inquiries or need further information, please contact us at the numbers below:

Finance Department, Head Office

Daiwa House Industry Co., Ltd.

Phone: +81-6-6342-1400 Fax: +81-6-6342-1419

e-mail: zaimubu@ms.po.daiwahouse.co.jp

Daiwa House website

Daiwa House offers information on its latest corporate performance, annual report etc. on our website.

Daiwa House Group: http://www.daiwahouse.com/English

Daiwa House Industry: http://www.daiwahouse.co.jp/English

Term-end

March 31 every year

Ordinary general meeting of shareholders

Held in Osaka by the end of June, which is within 3 months from the day following the balance sheet date for each year

Transfer agent

The Chuo Mitsui Trust and Banking Co., Ltd.

3-33-1 Shiba, Minato-ku, Tokyo

Securities traded

Tokyo and Osaka stock exchanges

Securities code

1925

We Build Hearts




Daiwa House
Group

Daiwa House Industry Co., Ltd.

Takeo Higuchi (middle)
Chairman and CEO

Kenji Murakami (left)
President and COO

Tetsuji Ogawa (right)
Executive Vice President and CFO



Takeo Higuchi

Toward a Brighter Future for Japanese Society
— Our Commitment to "Endless Heart" —

Daiwa House Industry marked the 50th anniversary of its foundation in April 2005. As one of the leading housing companies in Japan, we have constructed approximately 1.16 million houses, accompanying the development of Japanese society, while expanding into broad areas such as commercial facility construction, resort hotels, home centers, and distribution. Today, we are a multi-business enterprise that enriches people's lifestyles.

Japanese society is facing a rapid transformation to an "aging society," characterized by an increasing average lifespan and a declining birthrate. The social and economic environments have also been changing markedly from the days of material shortages to an age of quality characterized by the pursuit of wealth through an economy of fulfillment. Employment patterns are more fluid, departing from the traditional lifelong employment system.

In this environment, we have identified ourselves as a Group that co-creates value for individuals, communities and lifestyles, and have established our New Group symbol, the "Endless Heart," and a Management Vision of "Connecting Hearts" to continue creating new value with our stakeholders in the society for the future, while constantly examining ourselves objectively.

Placing "Endless Heart" at the center of our management, we will endeavor to create new value through a concerted effort as a Group under this symbol. In doing so, we hope to help build a Japanese society in which everyone can enjoy more enriched lives.

To become a corporate group with the No.1 brand image in Japan — the first group brand that connects people's hearts — this is our commitment, symbolized in "Endless Heart."

Daiwa House Group
— that works to co-create value for individuals, communities and people's lifestyles


Hotels/ Resorts
Fitness Clubs
Lifestyle Support
Housing Management
Housing
Single-Family Houses
Rental Housing
Condo-miniums
Renovation
Daiwa House Group
Medical & Nursing Care Facilities
Retail Facilities
Commercial Construction
Distribution Facilities
Facility Management
Renovation
Business Support
Home Centers

Total housing starts and Daiwa House aggregate sales


Millions of units
2.0
1.5
1.0
0.5
0
Anticipated future trends in new housing starts (Research Institute of Construction and Economy)
Aggregate housing sales by Daiwa House: 1,159,232
71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
2010
Rental apartment buildings
Condominiums
Single-family houses
New housing starts in Japan
New housing starts by Daiwa House

Co-creating new value in the housing industry

Daiwa House Industry Co., Ltd. created prefabricated houses based on its concept of the industrialization of construction. It has since been inspiring new values in the Japanese housing industry with its pioneering spirit.

Today, Daiwa House Industry is at the core of the housing business in the Daiwa House Group, and has accumulated 1.16 million units in housing stock since its foundation. The Company supplies some 50,000 units of residential housing, rental apartment buildings and condominiums every year, and has a market share of roughly 3.6% in new housing starts in Japan (ranking it second in the industry in single-family houses and rental apartments).

Although the level of new housing starts in Japan is higher than in Europe and the United States in quantitative terms, with a supply of approximately 1.2 million housing units per year (roughly 1.7 times that of the United States per 1,000 people), the floor space per capita is the smallest of the five leading developed nations, namely Japan, the United Kingdom, Germany, France, and the United States. As such, space is a key issue for the future.

Moreover, with new housing starts in Japan expected to decline, the housing industry needs to possess strategies that are founded on a realistic approach, considering both the flow (new housing) and stock (used housing) markets accurately. In the housing stock market, responding to customer needs for longer useful lives for their residences, primarily through improvement of hardware, will become an important issue. I believe that our commitment should be to develop and broadly introduce technologies that support the stock, such as earthquake damage mitigation technologies, and upkeep and repair technologies, and to create a society in which housing stock assumes a greater importance thanks to an improvement in the average quality of housing.

Japanese society is experiencing dramatic change. For instance, Japan is the world's most rapidly aging population, with roughly a quarter of the population forecast to be 60 or over by 2015. Moreover, one out of three family units is likely to be a single-person household in 2025 compared with the present average of 2.27 persons per household. Anticipating these changes, the Daiwa House Group will work to create new value in the housing industry by responding seriously to calls for houses in which every one of our customers can spend their entire lives. At the same time, we will continue striving to achieve a harmonious relationship among housing, society and the environment.



Housing in Japan and the number of households


Thousands of units
Thousands of households
60,000
45,000
30,000
15,000
0
68 73 78 83 88 93 98 03 (Calendar year)
□ Total number of housing units (left scale)
▬ Total number of households (right scale)

Average housing space and investment


m²
Millions of U.S.dollars
60
45
30
15
0
2.0
1.5
1.0
0.5
0
Japan USA UK France Germany
□Floor space per person (left scale)
□Private-sector housing investment per 1,000 population (1998) (right scale)

Responding to demands in welfare, the environment, health, and information technology to realize dreams

The Daiwa House Group has been deploying its resources to generate ideas in every area of housing, and has been creating new values together with its customers ever since its foundation. We have always possessed the innovative spirit needed to explore new horizons.

We understand the key concerns for Japan for the future, including welfare, the environment, health, and IT. We will address these issues and develop new markets that help achieve people's dreams.

We aim to become a leader in welfare, centered on the Silver Age Research Center, a pioneer in nursing care and welfare operations, and leveraging our sophisticated consulting capabilities in the construction and operation of welfare facilities. The capabilities have been developed over many years and encompass a broad range of facilities, from healthcare for the elderly to multi-function homes. We hope to create a truly affluent society by reconsidering our true purpose in life as citizens of an aging society.

With respect to the environment, which encompasses the Kyoto Protocol, there remain many issues that we must continue to address, such as attenuating the environmental burden of construction through longer useful lives for residences, energy saving, wind- and solar-power generation systems, storage batteries, recycling of construction by-products, and rooftop gardening. We will aggressively take up the challenge of introducing new commercial solutions in these areas, through technological development undertaken jointly with other industries and as well as cooperation involving industry, the government and academic institutions. Our Central Research Laboratory is playing a central role in this initiative.

Concern with health matters is also high in Japan, and the Daiwa House Group will introduce competitive products that anticipate market needs, including next-generation household equipment that allow people to manage their health in their own home, as already achieved with the development of the Intelligence Toilet.

In information technology, as the broadband penetration rate in households has topped 30% in Japan, we will make steady progress in finding practical applications for IT in the home, particularly housing equipped with consumer electronics networks.

Improvements made, and new Group structure

	By FY2003	FY2004 and after
Management	• Introduction of in-house entrepreneur system • One corporate auditor (external) added, making five corporate auditors • Pressing ahead with reinforced initiatives in the field of CSR • Support for purchase of low-emission vehicles by employees (cars owned by staff who visit clients and used both for work and private use)	• Creation of new management vision and new group symbol • Drafting of "Challenge 2005" medium-term management plan • Creation of CS Promotion Department • Creation of CSR Promotion Preparatory Office, and reorganization in fiscal 2005 into CSR Promotion Office • Creation of Quality Assurance Department
Operations	• New, cost-cutting earthquake-absorbing system developed • Burglar-proofing specifications installed as standard • Meeting standards stipulated in the revised Building Standard Law to prevent sick house syndrome • New construction method for wooden houses developed • Companies specializing in housing loans and renovation established • Resort hotel business returns to profitability	• Strengthening consulting functions in the Commercial construction business • Promotion of development of complex-type and large-scale commercial facilities • Reinforcement of land development investment business • Introduction of customer asset value assessment system • Spin-off of home center business as Royal Home Center Co., Ltd. • Conversion of Royal Bix Co., Ltd. into a consolidated subsidiary • Conversion of Daiwa Kosho Lease Co., Ltd. into a consolidated subsidiary • Investment in Osaka Marubiru Co., Ltd.
Financial Position	• Lump-sum disposal of differences resulting from actuarial computation of unrecognized retirement benefit obligations • Total elimination of unrealized losses on land • Debt-free management achieved on a non-consolidated basis • Return of pension fund assets to the government • Posting of loss on liquidation of affiliates • ¥75.2 billion provisional write-off of fixed assets	• Posting of record consolidated sales • Improvement of SG&A ratio



Our "Heart" is with our stakeholders

We have established a medium-term management plan, entitled "Challenge 2005," which begins in fiscal year 2005. Running over three years, the plan is designed to reinforce our presence as a Group that co-creates value for people, communities and their lifestyles. Under the plan, we aim to achieve net sales of ¥1.7 trillion, recurring profit of ¥100 billion and return on equity of 9% or more on a consolidated basis for fiscal 2007.

In an industry with a strong dependency on borrowings, we will establish a healthy financial position and make active disclosure of corporate information. We will bolster our financial position, improve transparency and maintain a management focus on cash flow. We will also sustain and strengthen our environmental and social contribution and endeavor to construct a sincere relationship with all stakeholders.

To achieve all this, we will develop a labor environment and educational and human resources systems through which each employee at the Daiwa House Group will be able to maximize his or her creativity. This reflects our recognition that creativity is the very origin of the Daiwa House Group and the source of our enterprise value, and is something that will contribute to building intangible assets such as brands, technical strength, and design capability, all important elements that do not appear in the financial statements.

The future of the Daiwa House Group lies with our stakeholders. It is our hope that our stakeholders will create the future of Japanese society together with the Daiwa House Group by connecting their hearts.

Takeo Higuchi
Chairman and CEO

Message from the COO



Kenji Murakami

"Challenge 2005" Medium-Term Management Plan
— Creating Lasting Bonds, with "Endless Management" as Our Core Strategy

The Daiwa House Group, which has grown to a scale of 30,000 employees and which is steadily diversifying its business activities, sees itself in the next half-century as a Group that will continue to co-create value for individuals, communities, and people's lives. Today, with the arrival of a new Japanese society, we are at a turning point. We must take a new look at our businesses that, based on supplying housing, have diversified and expanded since our founding. We intend to remain a unified group that can continue to grow forever into a new multi-business enterprise. In the first year of our second half-century we have created a new corporate symbol — the "Endless Heart" — signifying the reliability of our Group companies and the promise of endless service. We have also formulated "Challenge 2005," a medium-term management plan for the next three years, with targets for fiscal 2007 (the last year of the plan) of ¥1.7 trillion in sales, ¥100 billion in recurring income, and return on equity of 9% or more.

To achieve these goals, we in the Daiwa House Group have designed a Groupwide strategy to greatly expand our operations with "Endless Management" as our core activity in diverse areas — in business and lifestyle-support services as well as housing. We have started these activities to create lasting bonds with our customers.

Group Management Vision	Our Target Business Model	New Group Symbol
Connecting Hearts	Co-creating value for individuals, communities and people's lifestyles	Endless Heart

Highlights of Our Business

Single-family houses	Rental apartment buildings	Condominiums	Retail and wholesale facilities	Distribution and medical and nursing care facilities	Resort hotel users (per year)	Home center customer club members
480,000	620,000	50,000	24,000	2,600	4.27 million	2.27 million

(Aggregate total of houses, condominiums and other facilities completed as of March 2005)

Three broad objectives: growth, enhanced efficiency, and a stronger management base

To implement our medium-term management plan, "Challenge 2005," I have drawn up nine strategies to assist in achieving our three broad objectives — growth strategies, efficiency boosting strategies, and strategies for strengthening our management base. In particular, we plan to thoroughly review and reorganize our business portfolio with a focus on profitability and efficiency, clearly positioning each individual business in terms of importance. By so doing, we will be able to allocate management resources in a more balanced way, and thereby realize the optimum portfolio.

Our Endless Management System, which constitutes the core of our strategy, will unite all the Group's wide variety of business categories in a concerted drive to realize a customer-centric value-creation business style. By building a system that brings forth synergistic effects, we will be able to maximize the Group's potential.

Firstly, the priority for our core business of housing is to expand our market share in Tokyo and the surrounding region. We must effectively respond to newly emerging customer needs, such as the ongoing trend toward a return to the inner city, as consumers take advantage of the fall in land prices. We must focus on providing new housing to meet the needs of people in their early 30s, who are the children of the baby boomer generation. For this reason, the Daiwa House Group is working together to create a system offering a range of products and services, from construction of new housing to lifestyle services after a home is purchased. We are also building a system to operate and manage customers' assets that will maintain the value of housing assets.

In our condominium development division, we are working to create a good living environment in provincial cities throughout Japan, by using our sales branches nationwide to obtain and utilize information on land owned by local governments. The rental housing market is expected to expand, as, spurred by a low interest-rate policy, real estate investment attracts greater attention. The single-person household market is also expanding. Thus Daiwa House Group companies must work cohesively to strengthen our management support services system — from tenant mediation to asset management — as well as provide these markets with housing products in response to these new rental needs.

The market for home renovation is expected to expand to ¥10 trillion. The Company aims to make its renovation business independent by revitalizing relationships with customers in 310,000 housing units, and offering proposals to meet new needs related to changes in family structures, increased longevity, and diversification of lifestyles.



Daiwa House Group
Medium-Term Management Plan "Challenge 2005"
Growth strategies
1. Comprehensive portfolio management
2. Strengthen group ties in business segments
3. Develop core technologies
4. Actively invest in future growth
Basic Strategies
Efficiency boosting strategies
5. Strengthen the procurement system
6. Review the production system
7. Rebuild the distribution system
Strategies for strengthening our management base
8. Secure and train personnel
9. Strengthen planning functions of management and management system



The operating environment is severe in the commercial construction business, another core Group business. The market has shrunk to two-thirds that of the construction investment peak, and every year 1% of the construction companies in this market fail. Despite these circumstances, we achieved a 31.4% increase in consolidated sales. This growth was underpinned by our high technology, and our consulting expertise. In Commercial Facilities, we are showing our competitiveness in many markets, based on our "LOC system," in which we provide total support, including land assessment for owners, business planning, introduction of tenants, and facility construction and management. We are also honing our capabilities in the planning and development of commercial facilities, where the need for larger-scale projects is increasing, and the conversion business, to effectively utilize the low-cost needs of potential tenants by matching them with properties in our existing stock.

In the distribution facilities, the areas of concern in the retail and distribution industries are efficiency of logistics systems and outsourcing. We are responding to these needs by strengthening our planning and design systems for large-scale, multi-function, high-performance distribution centers. We also plan to introduce American and European real estate securitization programs into Japan at an early date, and start a land development investment business and a development-style business using the SPC (special-purpose company) method. In medical and nursing care facilities, with the rise in the average age of the population and the amendment of the Nursing Care Insurance Law, market needs have changed from large-scale residential facilities for care of the elderly to small-scale multi-purpose homes and satellite-type nursing homes. Using our Silver Age Research Center, we have strengthened our specialized consulting business from facility construction to business management, and are cultivating new markets in care for the aged.

Finally, as a measure to improve overall Group efficiency, the Company has centralized its purchasing system and strengthened its production system to reduce costs. In addition, our logistics system has been rebuilt as a joint shipping system used by Group companies and suppliers, to create a robust supply chain capable of responding flexibly to all market needs.





Endless Management System

Single-family houses

Nihon Jyutaku Ryutu

Daiwa House Renew
Royal Home Center

Rental housing

Daiwa House

Daiwa Estate

Daiwa House

Daiwa Living
Daiwa Kosho Lease

Condominiums

Daiwa House

Nihon Jyutaku Ryutu

Daiwa Service

Daiwa House
Daiwa Kosho Lease

Daiwa Service

Daiwa House

Flow
New Properties

Build

Maintain, Manage and Operate

Renovate

Reuse

Stock
Used Properties

Daiwa House
Daiwa Kosho Lease

Daiwa Information Service
Daiwa Royal
Daiwa Kosho Lease

Daiwa House

Daiwa House

Daiwa House

Daiwa House

Commercial facilities

Daiwa Logistics

Daiwa House

Jukeikai

Daiwa House

Distribution facilities

Daiwa House

Daiwa House

Medical and nursing care facilities

The Endless Heart — a symbol of our sincere focus on meeting customers' needs

People are our greatest asset. During the past business year the Company set up a human resources exchange scheme and a system in which employees can apply for positions in different Group companies. We also implemented out a leadership training program for executives and an in-house certification plan to ensure the development of the next generation of leaders.

In the current fiscal year, we have set up a new Customer Satisfaction Promotion Department, a CSR Promotion Office, a Corporate Planning Department, and a Corporate Branding Office in Daiwa House Industry, the company at the heart of the Group. In addition, to strengthen our Group management strategy system for the future, we will be increasing the number of external auditors, expanding the Operations Audit Office, and focusing on environmental protection and fulfilling our corporate social responsibilities.

It is essential for the Company's sustained existence that it receive the support of society in general as well as the loyalty of its stakeholders. My responsibilities are to ensure that the principles of corporate governance are put into practice, to provide sound and transparent management leadership, and to increase the enterprise value of the parent company and the Group.

For our principle of "Endless Heart" to have true meaning for our customers, our attitude must change from a "customer-orientation" to a deeply felt consideration for the needs and desires of our customers. This means paying close and individual attention to each and every customer, because each customer is important. I will do my utmost to ensure that this new corporate orientation is followed in all aspects of our operations. I look forward to enjoying the continued support of our stakeholders as we expand our business into a unified, yet multifaceted, corporate group.

Kenji Murakami

President and COO





Our consolidated financial statements at a glance

① Net sales increase mainly due to inclusion of Daiwa Kosho Lease in the scope of consolidation

② Net income increase due to revenue increase and decline in SG&A ratio

③ Increase in cash and cash equivalents due to increases in operating and financing cash flows combined, more than offsetting an outflow from investing activities

④ Expansion of cash and cash equivalents due to increase in cash flows

Consolidated statements of Income		Millions of yen
Account title	2005	Yoy Change
① Net sales	1,365,914	141,266
Operating income	67,849	8,188
Income before income taxes and minority interests	63,108	(4,789)
② Net income	40,262	3,005

Consolidated statements of cash flows		Millions of yen
Account title	2005	Yoy Change
Income before income taxes	63,108	(4,789)
③ Net cash provided by operating activities	56,095	(13,564)
Net cash used in investing activities	(53,069)	(27,132)
Net cash provided by financing activities	5,889	12,015
Cash and cash equivalents, end of year	150,461	8,915

④

Consolidated balance sheets		Millions of yen
Account title	2005	Yoy Change
Cash and cash equivalents	150,461	8,915
Current assets	612,543	116,252
Net property, plant and equipment	441,388	97,120
Short-term bank loans	13,175	12,625
Current portion of long-term debt	1,368	1,317
Total current liabilities	385,256	105,803
Long-term debt	6,555	5,644
Total long-term liabilities	377,642	81,880
Minority interests	71,799	52,406
Retained earnings	325,893	12,678
Shareholders' equity	524,110	31,060
Total	1,358,807	271,149

I am pleased to report that, for the period under review, the Daiwa House Group registered its highest level of sales of the past decade. Net income for the term rose 8.1% year-on-year, to ¥40,262 million (US$376 million) on a consolidated basis, while the return on equity reached 7.9%. The main factors behind these successes were increased sales by most companies in the Group and the inclusion of Daiwa Kosho Lease within the scope of consolidation, effective from the second half of the term, as a means of strengthening the integrated management of the Group as a whole. In view of our strong business performance, we decided to pay an annual dividend for the reporting period of ¥17 per share, an increase of ¥2 over the fiscal 2004 figure.

Because of the nature of the construction and real estate businesses in which the Group is mainly engaged, which are currently characterized by rising construction costs and a high dependence on bank loans, on the balance sheet of the Daiwa House Group borrowings are equivalent to 14.0% of cash and deposits. This, as well as our equity ratio (ratio of shareholders' equity as a percentage of total assets) of 38.6%, is well above the average for listed Japanese companies (ratio of borrowings to cash and deposits of 55.5%, equity ratio of 30.4% [figures as of end of March 2005]). Our debt/equity ratio (interest-bearing debt/shareholders' equity) stood at 4.0% including long-term debt, meaning that Daiwa House Group remains essentially debt-free. From now on, I will strengthen my efforts to realize a sounder financial position.

Thanks to our healthy financial position, in our current medium-term management plan we have allocated the sum of ¥150 billion for investment in developing our real estate business, and for conducting M&As and making business alliances as appropriate, with the objective of achieving a fruitful synergy with our existing businesses.

Moreover, we are also actively investing in the development of core technologies, the strengthening of our system for the design and practical implementation of management strategies, and the raising of the Group's brand profile. In these ways, we are laying the groundwork for greater corporate dynamism in the future.

In the spirit represented by the Daiwa House Group's newly adopted symbol — the Endless Heart — I intend to devote my efforts to more fully integrating the management of the Group; to ensuring that the financial statements of Daiwa House Industry and its consolidated subsidiaries are as transparent as possible, and that they more accurately reflect the true financial position; and to designing and pushing through financial measures focused on the central role of cash flow. I pledge to work to improve the enterprise value of Daiwa House and the whole Group, and thus realize higher profit returns to their shareholders. Over the short term, I hope to achieve the sort of solid growth that will raise our return on equity to 9% or more by fiscal 2007.

Tetsuji Ogawa

Executive Vice President and CFO

Corporate Management

As of June 29, 2005

Board of directors and corporate auditors



Takeo Higuchi*
Chairman and CEO



Kenji Murakami*
President and COO



Mitsuo Funatsu*
Executive Vice President



Tamio Ishibashi*
Executive Vice President



Kimitaka Komatsu
Managing Director



Takashi Uzui
Managing Director



Hiroshi Azuma
Managing Director



Osami Nishikawa
Managing Director

*Representative Director

Presidents of principal subsidiaries and affiliates



Mutsuo Kajimoto
Daiwa Kosho Lease Co., Ltd.



Kenji Ito
Daiwa Rakuda Industry Co., Ltd.



Katsuyoshi Tateno
Daiwa Logistics Co., Ltd.



Isao Kusunoki
Daiwa Living Co., Ltd.



Hiromi Yamane
Daiwa Service Co., Ltd.



Minoru Fujita
Nihon Jyutaku Ryutu Co., Ltd.



Tetsuji Ogawa*
Executive Vice President and CFO



Takuya Ishibashi
Executive Managing Director



Naotake Ohno
Executive Managing Director



Takeshi Kajimoto
Managing Director



Shigeo Otsuka
Managing Director



Tatsushi Nishimura
Managing Director



Yoshiaki Takamura
Managing Director

Directors
Tadashi Murakaku
Seiki Nishi
Tsugio Hamada
Chiyohiro Aoyagi
Yoshiharu Noto
Takashi Hama

Corporate Auditors (standing)
Toshihiko Emi
Eiichi Takeda
Yoshikazu Tano

Corporate auditor
Hiromi Doi
Kazuhiro Iida
Kiichiro Iwasaki



Masanori Nishio
Royal Home Center Co., Ltd.



Tsuyoshi Ochi
Daiwa Royal Co., Ltd.



Masahiro Sakakura
Daiwa Information Services Co., Ltd.



Toshihiro Yokota
Loc Development Co., Ltd.



Keiichi Honda
Daiwa Resort Co., Ltd.

Endless Heart Line


Daiwa House TM
Group


Daiwa House™
Daiwa House Group


Daiwa Lease™
Daiwa House Group


Daiwa Logistics™
Daiwa House Group


Daiwa Living™
Daiwa House Group

Daiwa House Industry Co., Ltd.

Construction business
(housing/construction)

Urban development business
(planning/development/design/
construction of resort hotels/golf courses/
villas, redevelopment of cities-planning/design/
construction of regional development, selling/
management of villas, and planning/design/construction/
sales agency of general civil engineering work)

Tourism business
(planning of/operation of/drawing customers
to resort hotels/golf courses)

Overseas business
(import/export of components from/to
overseas and construction/joint venture)

Daiwa Kosho Lease Co., Ltd.

Leasing of temporary buildings

Trading of real estate

Leasing/trading of machines
and tools/vehicles, etc.

Daiwa Logistics Co., Ltd.

Trucking of cargos/storage and
packing of cargos

Selling and brokerage of real estate

Daiwa Living Co., Ltd.

Management/operation of
rental housing

Subcontractor for renovation work

Sale of goods

Insurance agency


Daiwa Rakuda
Daiwa House Group


Daiwa Renew
Daiwa House Group


Daiwa Service
Daiwa House Group


Daiwa Royal
Daiwa House Group

Daiwa Rakuda Industry Co., Ltd.

Manufacture/sale of housing equipment/components/office furniture, etc.

Lease of office supplies

Life and non-life insurance agency

Daiwa House Renew Co., Ltd.

Specified manpower dispatch business

Subcontractor for addition and betterment work

Daiwa Service Co., Ltd.

Management/building and repair of commercial buildings/shops/offices/hotels/condominiums, etc.

Manpower dispatching

Packing/transport of goods to be moved

Daiwa Royal Co., Ltd.

Planning/consulting related to use of real estate

Brokerage/management of real estate

Operation of business hotels


Daiwa Info.Service
Daiwa House Group


Daiwa Estate
Daiwa House Group


Daiwa Energy
Daiwa House Group


Nihon Jyutaku Ryutu
Daiwa House Group

Daiwa Information Services Co., Ltd.

Lease and rental of real estate

Operation of shopping centers

Daiwa Estate Co., Ltd.

Real estate brokerage

Daiwa Energy Co., Ltd.

Business to promote energy-saving and management business to realize energy saving

Development of business/housing environmental products for environmental consciousness and environmental preservation

Planning/design/construction of construction facilities and other business prescribed under the articles of incorporation

Nihon Jyutaku Ryutu Co., Ltd.

Brokerage/appraisal of real estate

Subcontractor for construction work/ design, construction and supervision of construction work

Management of rental housing

Condominium sales agency

Insurance agency


DAIWA ROYAL HOTELS
Daiwa House Group




ロイヤルホームセンター
Daiwa House Group


シンクローラー
Daiwa House Group


伸和エージェンシー
Daiwa House Group


NiC
Daiwa House Group


MEDIA TECH INC.
Daiwa House Group


大阪マルビル
Daiwa House Group


スポーツクラブNAS
Daiwa House Group

Daiwa Resort Co., Ltd.
(Daiwa Royal Hotels)
Planning/consulting related to use of real estate
Brokerage/management of real estate
Operation of business hotels

Jukeikai Co., Ltd.
(Neo Summit Yugawara)
Operation and management of residential facilities for the elderly

Royal Home Center Co., Ltd.
Selling of DIY equipment/household articles/interior/pets/gardening goods, etc.

Synchroller Co., Ltd.
Manufacturing of housing components

Shinwa Agency Co., Ltd.
Ad agency
General travel agency
Domestic tourism business

NIC Co., Ltd.
Manufacture and sale of interior doors

Media Tech Inc.
Information communications service business

Osaka Marubiru Co., Ltd.
Operation of hotels, tenant management and parking lot management

Nippon Athletic Service Co., Ltd.
(Sports Club NAS)
Operation and management, and complete consulting services related to sports clubs, tennis clubs, and various schools (swimming, tennis, golf, etc.)

Our Business Domain

Leveraging a wide range of expertise to enhance Group strength

Business Outline


Daiwa House
Group

Sales by segment



- Housing 62.3%
- Commercial construction 26.0%
- Resort hotels 4.1%
- Home center business 4.2%
- Other businesses 3.4%



Housing

Housing, the core business of the Daiwa House Group, accounted for 62.3% of total sales. Our activity in this field, which provides homes with individual needs in mind, ranges from construction of various forms of housing to renovation, and from real-estate agency services to property management.

Overview of Fiscal 2004

The number of housing starts increased 1.7% from the previous term. With the trend toward recovery continuing from the previous year, we developed and provided products with increased basic efficiency and the quality being sought in housing to respond to a succession of natural disasters.

Sales


¥ billion
1,000
750
500
250
0
03
04
05

Sales breakdown



- Single-family houses 45.8%
- Rental housing 35.8%
- Condominiums 15.4%
- Home renovations 3.0%



Commercial Construction

Commercial construction, accounting for 26.0% of total Group sales, has two divisions, the commercial facilities business, which constructs suburban commercial facilities, and the distribution and medical & nursing care facilities business, which plans, constructs and manages distribution facilities and medical and nursing care facilities.

Overview of Fiscal 2004

Against the backdrop of the economic recovery and a significant increase in investment by private-sector firms in facilities and construction, we fully utilized our specialized knowledge, abundant land information resources, and consulting abilities to provide facilities that met the needs of customers.


¥ billion
400
300
200
100
0
03
04
05

Sales breakdown



- Commercial facilities 67.2%
- Distribution and medical and nursing care facilities 32.8%



Resort Hotels

Under the theme of "bringing people into close communion with nature and regional cultures," we manage 29 resort hotels and 10 golf courses throughout Japan. This business accounts for 4.1% of total sales.

Overview of the Fiscal 2004

Needs for leisure services such as resort hotels and golf courses are becoming more diversified. During the period under review, we worked to raise customer satisfaction by providing high-quality services based on the theme of "Food Safety and Health."


¥ billion
60
45
30
15
0
03
04
05

Sales breakdown


Hotels 93.0%
Golf courses 7.0%

In 2005, the Resort Hotels business (as of fiscal 2004) was renamed the Resort Hotels and Sports business.



Home Center Business

We operate 39 home centers that carry an average of over 50,000 items. The centers are used by a wide spectrum of customers, from consumers to businesses. Home center sales accounted for 4.2% of total sales.

Overview of Fiscal 2004

Our home centers provide both specialists' know-how and a multiplicity of goods for daily life. Amid the progressive restructuring of the industry, we are aiming to boost revenue and distance ourselves from our rivals through greater distinctiveness. To this end, we opened new centers, and took steps to enhance our specialist expertise.


¥ billion
60
45
30
15
0
03
04
05

Sales breakdown

- Merchandising 94.2%
- Renovation 5.8%



Other Businesses

The Group is developing businesses in various fields that support people, communities and lifestyles. These include the logistics business, building and automobile leasing, business hotels, and construction materials manufacturing and sales. The Group's Other businesses segment accounts for 3.4% of its total sales.

Overview of Fiscal 2004

Among the wide range of daily life-related and miscellaneous services performed by this division, targeted at both consumers and corporations, during the reporting period we put increased focus on areas with strong growth potential, such as distribution and logistics services and business hotel chain operations, deliberately involving as many Group companies as possible so as to maximize intra-Group synergy.


¥ billion
120
90
60
30
0
03
04
05

Business category

- Production and sale of building materials
- Distribution business
- Urban hotel business, etc.

Housing

Aiming to be No. 1 in the housing industry



Sales
¥854.5 billion (Y-on-Y +6.7%)

Operating income
¥49.7 billion (Y-on-Y +3.1%)

Against the backdrop of a halt in the decline of real-estate prices in urban centers and an extension of low interest rate policies and housing loan tax reductions, demand for housing is increasing and housing starts rose year-on-year 1.7%. This is the second straight year of positive movement, as the housing industry continues to recover. The single-family housing division is providing products to respond to diverse needs accompanying changes in lifestyle and family makeup, in addition to increasing the basic efficiency of housing. The rental housing division put on sale rental housing that can be efficiently constructed on small and unusually shaped building sites and featured improvements in design and interior quality. The condominium division announced high-rise projects and has incorporated construction systems that increase the asset value of condominiums.



Single-Family Houses

The single-family housing division is providing, based on the keywords "security, reliability, trust," a broad range of products from steel framed and traditional wooden housing to two-by-four method housing. The contracted housing business aims to provide housing conforming to the individual lifestyles of customers. The single-family house subdivision business is engaged in activities from the sale of houses with land to the provision of houses in lot units aimed at the revitalization of town communities.

Rental Housing



Our rental housing division provides various services for the provision of housing appropriate for commercial purposes and for the stable management of rental housing to owners of land suitable for rental housing management. In addition to conventional rental housing, including side-corridor type and central-staircase type apartments, maisonette-type dwellings and stack-on type housing, in accordance with the diverse needs of occupants, the rental apartment buildings division is also developing comprehensive owner support operations such as services to attract tenants and management services.



Condominiums

Our condominium division is developing urban-type condominiums and high-rise condominiums from metropolitan areas to regional cities. While uncovering latent market needs, we promote condominium construction that gives full consideration to the entire community and the environment. The division is also creating a system for the long-term and objective valuation of condominiums as assets.

Home Renovation



Our customers' housing requirements are constantly changing. As time passes and their children grow older, house owners need modifications or extensions to their houses. Residents may also need modifications to address environmental considerations, create barrier-free houses that afford a comfortable living space for elderly persons, or to install information technology equipment. To meet these needs, Daiwa House leverages its extensive know-how — the sort that only an experienced house-builder could possess — to offer a wide range of house renovation and/or extension plans. Our many years of experience in building houses proves its worth in this growing business field.



Sales and operating income


¥ billion
¥ billion
1,000
750
500
250
0
60
45
30
15
0
01
02
03
04
05
Sales (left scale)
Operating income (right scale)

Number of employees and operating income per employee


Employees
¥ million
12,000
9,000
6,000
3,000
0
8
6
4
2
0
01
02
03
04
05
Number of employees (left scale)
Operating income per employee (right scale)

Single-Family Houses

Sales ¥390 billion



Contracting business

Responding to needs and trends

After a period of year-on-year growth in the previous term, housing starts in fiscal 2004 in the single-family housing new-build market once again began to slide, declining 1.6%.

In our custom-made housing business, we are improving the basic functionality sought in housing to respond to natural disasters. This includes burglary prevention and earthquake-proofing. Additionally, we are developing products with superior cost performance with their simple design and rich variety of exteriors directed towards the diversified lifestyles of second-generation baby boomers. Also, to meet the rebuilding needs of the over-fifty age group, we are working to develop high-quality products with exterior and interior designs with a sense of elegance based on the concept of polished luxury as well as increased durability and insulation efficiency.

Aiming at improvements in product value

We intend to promote product development focused on improved durability and increased housing functionality, reflecting the perspectives of the residents for structure and function. Additionally, in order to develop marketing strategies for specific region or communities along with aged-based strategies, we plan to close its 50 general display sites over three years while aggressively developing a movable display site, "Delight," throughout Japan in which a model house is built on a residential area. We are also strengthening its Internet sales directed toward younger people. In Living Salons situated in strategic locations, we are increasing customer satisfaction and closing rates by providing meticulous service from specialist staff that are able to respond to the need for consultations on construction, funding and other issues. In this way, we aim to increase the strength of the Daiwa House brand and expand its market.



Housing sales
(Daiwa House Industry, non-consolidated)


¥ billion
400
300
200
100
0
01
02
03
04
05

Number of houses sold
(Daiwa House Industry, non-consolidated)


Units
20,000
15,000
10,000
5,000
0
01
02
03
04
05





Subdivisions

Revitalizing urban communities

In fiscal 2004, the national number of single-family housing subdivision starts were in the plus column for the second year in a row with a year-on-year increase of 7.8%. We are working to strengthen the development and provision of properties directed towards first-time home buyers who do not own land, principally people in their early thirties. These can be purchased for comparatively low prices. This is in addition to our efforts to provide homes to landowners and customers wishing to rebuild.

Our original subdivision properties,"Floral Avenue," are being well received throughout Japan, with the comprehensive revitalization of urban communities in mind. They incorporate the enrichment of communities by promoting industrial activity and the promotion of employment, welfare services, and, the creation of cultural and regional interchange functions.

Business efficiency through concentration and selection

Having accurately grasped customer trends, the Company will focus on the planning and development of subdivision products, while working to acquire and utilize information on land and residential property selection that corresponds to the needs of customers. We aim to develop strategy for large urban centers and to maintain and improve home environment value through the utilization of a community-based commission sales agent system. For this purpose as well, we are consolidating owner associations established per region and per housing brand and preparing a system for exchanging information. At the same time we intend to reduce the number of sales offices by concentrating and selecting offices principally located in urban centers. Also, we are focusing our energies on sales employee training in programs ranging from life-planning to funding and tax knowledge. We are also promoting sales activities that respond to the needs of customers.

Aggregate of houses
(Daiwa House Industry, non-consolidated)



Thousands of units
600
450
300
150
0
01
02
03
04
05

Share of single-family house market
(FY2003)



502,342 units
Daiwa House 2.40%
Top 5 companies 13.80%
Other companies 86.20%

Note: The share for Daiwa House and the top 5 companies were taken from the *Tokei Geppo* (Statistics Monthly), by TOYO KEIZAI INC.

Indices of housing sales and construction starts



2001=100
100
75
50
25
0
01
02
03
04
05
Annual housing sales by Daiwa House
Annual housing starts nationwide (owner-occupied + lot-subdivision)

Rental Housing

Sales ¥304.6 billion



Developing products to suit different lifestyles

Against a backdrop of continued high interest in real estate investment due to sluggish stock prices and low interest rates in financial markets, the rental apartment buildings market in fiscal year 2004 saw continued brisk business activity, with a 1.9% increase in rental housing construction starts, the fourth year of continued growth. In this market environment, we provided suburban family-oriented large-scale projects such as "Friendly Square" to families desiring rental homes. At the same time, recognizing the increasing rate of rental property occupancy by singles, we emphasized marketing of D-Room Single Life, and sold products directed towards singles with a full range of facilities and large floor areas. Additionally, we launched our urban-type three-story rental apartment buildings offering fire-resistant construction that can be efficiently constructed in urban areas and can be used by both families and singles.

A full range of owner support services

In the rental housing business, we understand that apartment post-key-transfer rental housing and asset management support is a critical business factor. Given this understanding, we deployed special staff at our sales offices for handling property owners we have business with, and sought to enhance our owners' association composed of over 12,000 members. We also expanded the substance of our total support system, "DAPS," which supports rental housing management from three perspectives, facilities management, business management support, and asset management support. In particular, the "D-RoomChintai" website dedicated to rental properties built by the Company as a measure to secure tenants continues to be strengthened with access to the site increasing by 2.5 times year-on-year during the period when most tenants moved into apartments (March to May).

Aggregate rental housing sales
(Daiwa House Industry, non-consolidated)


¥ billion
320
240
160
80
0
01
02
03
04
05

Number of rental apartments sold
(Daiwa House Industry, non-consolidated)


Units
32,000
26,000
20,000
14,000
8,000
01
02
03
04
05





Concentrating sales efforts on the three metropolitan areas

The rental housing market is showing significant growth in the three major metropolitan areas and the trend toward their revival will continue into the future. Given this revival, we have set the goal of providing 4,000 apartment units in the three major metropolitan areas and 7,000 units nationally over the next three years. To do this, we will concentrate our human resources on urban centers and establish sales offices specializing in medium-height and high-rise buildings. We plan to aggressively use leasehold properties to build rental housing in urban areas. To respond to the diversified needs of occupants, we aim to provide rental housing which even takes into consideration renovation while employing not only heretofore factory-based production methods, but also introducing general construction-based production methods. In particular, we are promoting business development that puts energy into the development and sales of products directed towards second-generation baby boomer singles and newlyweds.

Strengthening the "D-Room" brand and services

In the future, while correctly ascertaining rental housing market trends from both owners' and occupants' perspectives, we will uncover latent demand and will promote the development of quality products reflecting greater awareness of the lifestyles of occupants. Furthermore, by seeking to strengthen management support and facilities management support for existing owners of rental apartment buildings who are trying to establish stable management, we aim to strengthen the development the "D-Room (Daiwa House's rental apartment buildings)" brand and expand our market share. Additionally, to respond to landowners' various needs, we are advancing proposals for effective methods for the utilization of assets through real estate securitization, such as our exclusive non-recourse loan, "Partner Plus – Limited Mortgage Apartment Loan," introduced in February, 2005. Furthermore, by increasing staff and expanding training systems, we plan to develop more complete community-based management.

Aggregate of rental apartments
(Daiwa House Industry, non-consolidated)


Thousands of units
600
450
300
150
0
01 02 03 04 05

Share of rental apartment market
(FY2003)


271,637
units
Daiwa House 9.70%
Top 5 companies 29.40%
Other companies 70.60%

Note: The share for Daiwa House and the top 5 companies were taken from the *Tokei Geppo* (Statistics Monthly), by TOYO KEIZAI INC.

Indices of rental apartment sales and construction starts


2001=100
130
120
110
100
90
01 02 03 04 05
Annual rental apartment sales by Daiwa House
Annual rental apartment starts (nationwide)

Condominiums

Sales ¥130.9 billion



Providing products for diversifying needs

Accompanying the wave of people returning to urban areas and demand due to urban redevelopment, the condominium market in fiscal 2004 grew 2.5% and maintained two straight years of positive growth. Our condominium division, in addition to constructing and selling high-rise condominiums principally in urban areas, has worked to provide products giving consideration to permanent residence with specifications that enable changes in living plans in response to changes in lifestyle that accompany aging. We have also striven to develop added-value condominiums with increased burglary prevention and earthquake-absorbing and dampening technologies, and information system infrastructures. Additionally, the division has developed multiplex condominium projects in which medical and commercial facilities are jointly developed with the objective of improving the social infrastructure.

Introduction of an asset value support system

The property value of a condominium varies widely not only as a result of location and price, but also because of its maintenance management and saleability. For this reason, in our D's series condominiums, we introduced "D' File" to record the basic functions and regular maintenance history of the condominiums with the objective of improving the property's quality management and asset value. In fiscal 2004 we began to jointly develop and introduce with the group company real estate agency firm, Nihon Jyutaku Ryutu Co., Ltd. and the housing management firm, Daiwa Service Co., Ltd., a "D's Bridge" condominium asset support system that incorporates into "D' File" inspections by third-party organizations. Through the introduction of "D's Bridge," condominium owners have become able to utilize comprehensive asset planning including renovation and rental agency services.

Condominium sales
(Daiwa House Industry, non-consolidated)


¥ billion
200
150
100
50
0
01
02
03
04
05

Number of condominiums sold
(Daiwa House Industry, non-consolidated)


Units
6,000
4,500
3,000
1,500
0
01
02
03
04
05





Developing a further segmented sales strategy

We are developing strategies appropriate to each age group and region as a means of cultivating new customers. In particular, in relation to compact condominiums* centered in urban areas, we are strengthening sales activities centering on a designated sales force utilizing the Internet to promote sales. This is because the buyers of compact condominiums are people in their twenties and thirties with good Internet skills. The closing rate via the Internet by younger people is increasing annually, and such sales accounted for 18% of total closings in fiscal 2004 (a year-on-year increase of 8%). On the other hand, in relation to the over-40 and senior age group, we are selling through showrooms and conventional straightforward sales activities. While on one hand we are strengthening sales promotion activities through Condominium Friendship Clubs, we are also promoting market research through members of the Club, including surrounding residents, and promoting plans and developments that accurately reflect customer needs.

* The sobriquet of small condominiums with an exclusive area of use of over 30 sq. meters and less than 50 sq. meters

Aggressive investment in long-term, large-scale projects

Through the pursuit of "Building Homes as Quality Social Assets which bring to fruition an Abundant Life and Residence in the 21st Century," we are developing a condominiums business that incorporates the maintenance of a secure and pleasant social infrastructure. For example, in large-scale projects composed of 300 to 500 units, we are developing not just individual residences, but also complex facilities and commercial facilities. We are promoting them in conjunction with other divisions to improve the convenience of the environment surrounding the homes. We are not only working to increase the value-added of condominiums, but are also giving consideration to the coexistence of city life and the natural environment. We are therefore aggressively developing properties with next-generation energy-saving standards as standard specifications with the objective of reducing CO_2 emissions from home air conditioning and heating.

Aggregate of condominiums
(Daiwa House Industry, non-consolidated)


Thousands of units
60
45
30
15
0
01
02
03
04
05

Area breakdown of condominium sales


Tokyo area
Nagoya area
Kinki area
Other areas

Inner circle: Daiwa House sales in FY2004 (non-consolidated)
Outer circle: Location of condominiums nationwide in 2004

Indices of condominium sales and construction starts


2001=100
600
450
300
150
0
01
02
03
04
05
Annual condominium sales by Daiwa House
Annual condominium starts (nationwide)

Home Renovation

Sales ¥25.2 billion



Using the Group's stock of property

Japan has become an aging society with fewer children, and because of the continually increasing stock and usable life of housing, the number of home expansion and renovation projects is increasing annually. Accordingly, the renovation market shows steady growth. In this environment, our renovation division, together with the newly established company Daiwa House Renew Co., Ltd. in October 2003, is developing the home renovation business from the perspective of "enhancing amenities," "home security," "care for family members," and "health consciousness." We are working to uncover renovation projects in our stock of property and are providing renovation plans to improve home safety and comfort. Additionally, in all sales offices in 72 locations throughout Japan, we hired 140 new employees, principally individuals with construction and renovation experience, in fiscal 2004. We have therefore prepared a structure incorporating both sales and technology.

Strengthening sales abilities through training and by increasing staff

The budget for and purpose of renovation varies greatly due to scale, materials used, age of the residence and other factors. As a result, to make the details and cost transparent as well as to increase the customer's convenience, we are proposing packaged renovation plans for roofing and fencing, and interior and plumbing renovation. These renovation plans are being well received. Also, in order to rapidly respond to needs such as changes in family composition, we are strengthening our sales structure using a community-based approach to be able to personally know the customer and changes in the customer's life circumstances, and to immediately understand the demand. Furthermore, we are establishing "expansion and renovation sections" in its branches and sales offices to offer renovation plans and propose new lifestyle and comfortable home options for customers, while increasing the number of renovation specialist staff.

Renovation by Daiwa House Renovation Centers
(Daiwa House Industry, non-consolidated)


¥ billion
Centers
40
30
20
10
0
100
75
50
25
0
01 02 03 04 05


Sales (left scale)
Number of centers (right scale)

Scale of and prospects for housing renovation market in Japan


¥ trillion
10
9
8
7
6
00 03 04 05 10 15 20
(calendar year)
Projections

Real Estate Agency Services

Creating a reliable, integrated system of intermediary services

Conventionally, real estate agencies have assumed the role of selling existing properties to people changing home and encouraging the marketing of homes. However, with the changes in home environment and lifestyle, customers are seeking a system that is able to make flexible proposals responding to the circumstances of the home owner, such as recommending short-term rentals as opposed to selling in response to moves motivated by job transfers. Customers are also seeking related services such as management and maintenance. As a result, in the agency services business, centered on the Group's real estate agency firm, Nihon Jyutaku Ryutu, the Company is developing packages such as "Lease Support" for the condominiums and single-family housing rental management businesses and is focusing its efforts on consulting services, in which customers can freely discuss housing. We intend to offer new types of intermediary services, such as "D's Bridge," to improve customers' asset value, and will also introduce securitization of residential real estate.

Comparison of circulation of resale houses


Per 1,000 households
60
45
30
15
0
Japan
USA
UK
New housing starts*1
House resales*2

*1: as of 1997
*2: Japan, 1994; USA&UK, 1996

Commercial Construction



Sales
¥363.8 billion (Y-on-Y +31.4%)

Operating income
¥27.3 billion (Y-on-Y +32.2%)

Construction investment during the term (unadjusted figures) was characterized by government investment falling 11.1% and private-sector investment rising 4.9% on the back of growth in investment in both manufacturing and non-manufacturing industries due to the gradual economic recovery.

In this operating environment, the Group focused commercial facilities development along suburban arterial roads, while making use of the Company's information resources and consulting abilities.

In our distribution and medical and nursing care facilities division, construction and management support was provided in addition to developing new products for medical and nursing care facilities. We also strengthened our distribution solutions by improving efficiencies in distribution and food-related facilities and taking full advantage of advances in service.



Commercial Facilities

The commercial facilities business provides support from planning to management of multiplex/ large scale commercial facilities through the Company's "LOC System," which is able to gather and utilize information concerning stores and land through a nationwide network. We offer land utilization with high earnings to land owners and effective development of stores to tenant firms opening stores.

Distribution and Medical and Nursing Care Facilities



Distribution facilities

The distribution facilities business offers total business support making full use of resources useful in selecting optimal locations for distribution service facilities, accumulated in our branches nationwide. In addition to store opening planning, construction planning and facilities management, the Company is, as an asset solution, creating a comprehensive distribution business system, including the effective utilization of idle or non-performing land properties.



Medical and nursing care facilities

The medical and nursing care facilities business is providing optimal business planning such as support from research and planning to construction and management related to hospitals and senior care facilities. It is doing this principally through the consulting and product development activities of the Company's Silver Age Research Center founded in 1989, to respond to the special needs of the "super-aging society."

Sales and operating income

¥ billion | ¥ billion

400 | 40
300 | 30
200 | 20
100 | 10
0 | 0

01 02 03 04 05

Sales (left scale)
Operating income (right scale)

Number of employees and operating income per employee


Employees
¥ million
6,000
8
4,500
6
3,000
4
1,500
2
0
0
01 02 03 04 05

Number of employees (left scale)
Operating income per employee (right scale)

Commercial Facilities

Sales ¥238.6 billion



Actively addressing market need for multiplex/ large-scale commercial facilities

Until relatively recently, retail store chains and restaurant/bar chains seeking to expand their sales by opening new outlets have concentrated on two categories of location: either in the crowded shopping and entertainment areas close to railway stations, or at suburban sites by main roads, where there is space for a large parking lot. Nowadays, however, there is a growing need to open new outlets within multiplex/large-scale commercial facilities, such as shopping malls. Against this background, during the reporting period the Company employed its "LOC System" to develop new multiplex/large-scale commercial facilities in suburban locations. We will take measures to accommodate diversified multiplex/large scale commercial facilities such as the simple type in which a number of independent stores face a central parking lot, the open-type mall in which the external designs of all the tenants are unified and the tenant stores are arranged around the common-use parking lot, and the internally enclosed type of shopping mall, where the stores face internal walkways.

The conversion business

Our conversion business addresses the needs of property owners who must respond to change circumstances, such as tenants terminating their contracts of changes in the surrounding environment, as well as their seeking higher earnings. Demand for this type of service is growing steadily. We are aggressively moving into the "conversion market," understood in a broad sense, including the expansion or contraction of properties to suit new uses, as well as large-scale renovation projects. This business requires not only expertise in the construction field, but also know-how relating to the legal aspects of the real estate business, including an extensive acquaintance with property rental contracts and the ability to provide legal support in clarifying property ownership/usage rights and resolving conflicts. Finally, it also requires strong marketing capabilities to find the right tenants for refurbished buildings. Given our particular areas of expertise, we feel that this is precisely the sort of market for which we are qualified. With effect from the start of fiscal 2005, we have set up specialist sections at our Tokyo, Osaka, and Nagoya offices. In three years time, we project that this business will employ some 100 staff and generate revenues on the scale of around ¥30 billion per annum.

Sales of commercial facilities segment
(Daiwa House Industry, non-consolidated)


¥ billion
200
150
100
50
0
01
02
03
04
05

Large-scale buildings in Japan
(FY2004)



Wholesale and retailing	25.1%
Manufacturing	26.2%
Medical and welfare	17.6%
Real estate, construction and mining	8.5%
Restaurants and hotels	4.1%
Finance, telecommunications and other services	18.5%





Making more effective use of our land owners' associations

As of the end of March 2005, our Landowners Club, consisting of our customers, had grown to 5,001 members nationwide. The overall Landowners Club is divided into 64 separate owners associations established in the various regions of the country. Recently, to energize the activities of these associations, we have been organizing events held jointly by neighboring associations, and we are also planning to hold meetings targeting female or younger land owners. By these means, we will encourage closer relations between members of different regional owners associations, raise the level of understanding of general economic conditions, and make land owners more knowledgeable about the various method available of utilizing the value of their land assets. This, in turn, will forge stronger bonds of loyalty between the land owners and the Daiwa House Group. The Landowners Club is one of our most valuable assets: it not only promises to give us a stream of orders for construction and intermediary services, but also has tremendous future potential in its capacity as an informal group of individuals interested in investment in new real estate projects. For this reason, we will work to make the Club a livelier, more enjoyable organization for all members, and use it to expand our business.

Development and sale of real estate investment products

The securitization of Japanese land assets, notably through the J-REIT market, as well as the use of SPCs (special-purpose companies) are just some examples of the way in which real estate development and investment formats are diversifying, thanks to which the market liquidity of real estate as an investment target has improved tremendously. However, not all land plots can be developed with complete assurance of adequately high returns. We closely follow market developments in the sale of land by individuals and companies, as well as the sale of land by the government or other public organizations. The knowledge thus gleaned gives us a preferential position in acquiring superior land properties at a relatively low price. For the effective utilization of land, we make use of our know-how relating to the management of our LOC System to locate and introduce desirable tenants. And our expertise in multiplex/large-scale commercial facilities enables us to offer effective asset management services. By putting to use the know-how we have effectively employed in our proposal-based marketing of land utilization programs in the management of our own properties, we will develop and sell high-value-added real estate investment products.

Subleased floorspace of commercial construction

m²

2,400,000

1,800,000

1,200,000

600,000

0

01 02 03 04 05

Orders for large-scale commercial facilities

¥ million

40,000

30,000

20,000

10,000

0

02 03 04 05

Distribution and Medical and Nursing Care Facility Construction

Sales ¥116.4 billion



Distribution facilities

Asset utilization: partner coordination system

The construction division has aggressively promoted the construction and utilization of physical distribution facilities related to food and medical-service businesses that require specialized knowledge. In particular, as greater efficiency in distribution systems makes advances in the retail/distribution industry possible, and as outsourcing progresses, demand is growing for more multifunctional and segmented services. This is generating new business opportunities. For this reason, the Company views distribution strategically. To make concrete land and distribution solution proposals fully utilizing information resources on a national scale, the Company is promoting a partner coordinate system that includes distribution businesses and shippers.

Towards comprehensive solution proposals for the end users

In the future, the Company will not only develop specialized business plan proposals for construction, but will also make proposals directed towards creating comprehensive distribution systems that more fully take into consideration the end user. In addition to construction plans, the Company will offer more effective comprehensive distribution systems by narrowly targeting firms and positively undertaking information exchanges and will increase its business alliances.

We will also make full use of our information resources, social networks, specialist's know-how such as HACCP*1, which has been cultivated through the consulting we have undertaken, and we will promote support for distribution and food-related facilities while introducing new schemes such as the D Project*2 real estate securitization. We also make solution proposals for distribution and food-related facilities, such as the FFL*3 leasing arrangement for food producing plants. Through these efforts the Company will work to expand its market share.

*1. HACCP (Hazard Analysis Critical Control Point): International food safety management system standard.

*2. D Project: Daiwa House Industry buys a plot of commercial use land, for a leasing company which then builds structures on it. The owner of the structures, the leasing company, signs rental contracts with tenant companies and a land leasing contract with Daiwa House Industry. Later, Daiwa House Industry is entitled to buy the structures back, regaining ownership of both land and buildings. In this way, Daiwa House Industry expects to secure profits on construction, leasing and sale to Real Estate Investment Trusts (REITs), enabling it to meet the requirements for securitization of real estate when market conditions are favorable.

*3. FFL (Food Factory Lease): Food plant leasing business. We have developed a special scheme in which Daiwa House Industry proposes builds and rents out HACCP-certified food plants.



Distribution and medical and nursing care facility construction sales
(Daiwa House Industry, non-consolidated)

¥ billion

120
90
60
30
0
01 02 03 04 05

Construction incorporating the HACCP method (as of May 31, 2005)


200
150
100
50
0
320
240
160
80
0
Milk
Milk products
Meat
Processed food
Fish paste products
Soft drinks
Accredited facilities (left scale)
Number of accreditations (right scale)



Medical and nursing care facilities

Consulting business centered on the Silver Age Research Center

Japan forecasts that in 2015 the percentage of the population over 65 years old will reach 26%. Projections indicate that the number of elderly suffering from senile dementia will be 2.5 million, 1.68 times greater than in 2000, giving rise to a steady increase in demand for construction of medical and nursing care facilities. In the construction division's medical and nursing care business, total consulting – from surveys and research in the medical, senior nursing care and welfare fields to planning, construction and management plans is being undertaken, principally at the Company's Silver Age Research Center. Among these activities, sales began of the two-story for-fee senior home product "Daiwa Reanju," and the three-story for-fee senior home product "Daiwa Reanju Sopra" as 50-year anniversary products that can be said to be the compilation of the knowledge and technologies amassed since the founding of the Silver Age Research Center.

Towards the coming aging society

It is anticipated that Ministry of Health, Labour and Welfare policies relating to medical and care facilities and legal reforms, in particular the reform of the Medical Law and Nursing Care Insurance Law, scheduled to take effect in April 2006, will have a major impact on medical- and nursing care-related facilities and will lead to a shift from large-scale care facilities to small multi-functional facilities and satellite elderly nursing homes. As a result, ahead of the full-fledged shift to a "grayer" society, we develop our business in such as way as to meet the fragmented needs of users and to respond to the direction of legal reforms and policies of regulatory authorities. We are also researching the market to make a wide range of proposals to society in the field of facilities for senior citizens in good health and welfare businesses for other people.

Global comparison of aging populations


%
30
20
10
0
1960 1970 1980 1990 2000 2010 2020 (calendar year)

Japan United States France Germany Sweden

Projects of the Silver Age Research Center
(as of end of March 2005)


1,218 cases

Group homes, day care, day service facilities	46.5%
Hospitals and clinics	31.3%
Private nursing homes for the aged, etc.	14.1%
Healthcare facilities for senior citizens, special nursing homes, care houses for the aged	8.1%

Resort Hotels

Sales
¥55.7 billion (Y-on-Y +4.0%)

Operating income
¥1.8 billion (Y-on-Y +2,202.1%)

Per capita overnight trips and numbers of days per hotel visit have been on a downward trend in Japan, and hotel and traditional inn bankruptcies remain at a high level. However, per household travel expenditures increased in 2004.

The Company's Royal Hotels worked to enhance customer satisfaction through high service standards based on extensive training of employees and creating menus making full use of local ingredients with the theme "Food safety and health." Occupancy rates increased 0.7 percentage points over the previous fiscal year thanks to the development of special plans for day-use customers and the widening of our range of new marriage ceremony styles.






Sales and operating income
¥ billion
¥ billion
60
45
30
15
0
2
0
-2
-4
-6
01
02
03
04
05
Sales (left scale)
Operating income (right scale)



29 hotels
10 golf courses



"Bow Wow Land" — for vacations with your dog

In the fiscal 2005, in light of the pet boom, as a new experiment to enable guests to enjoy longer resort stays, the Kushimoto Royal Hotel established within the hotel a "Bow Wow Land," comprising a dog hotel and dog run. In the future, we intend to establish resort hotels where guests will be able to stay with their pets and to develop these hotels throughout Japan.

Traditional New Years' foods, which are popular year in, year out, are growing as a business generating solid profits thanks to the limited production volume. The Company is also expanding its anniversary plans and member system, and, through each hotels' gourmet club and the strengthening of sales promotions, will offer plans and services that encourage customers to use its facilities numerous times over the long term.

"40 Resort*," providing a higher quality resort environment

As a future area for business expansion, based on "40 Resort" facilities, which combine hotel and golf accommodations, the Company is working to provide services that caters meticulously to individual customers' different origins, age brackets, visit plans, and meal details. The aim is to increase per-customer spending.

Also, at the ten golf courses the Company manages nationwide, the Company is aggressively expanding sales directed towards seniors and ladies in the courses' shops, hosting competitions to which professional golfers have been invited. We will also make full use of our golf courses, tennis courts, fitness clubs, resort condominiums, and mountain cabin areas, and sports clubs managed by Nippon Athletic Service Co., Ltd., a new group company member, to offer a pleasant resort experience similar to those provided in Europe and America.

* including the Lake Yamanaka Fujisan Royal Cottages

Resort Hotels: Number of employees and operating income per employee

Employees ¥ million
2,000 2
1,500 0
1,000 -2
500 -4
0 -6
01 02 03 04 05

Number of employees (left scale)
Operating income per employee (right scale)

Daiwa Royal Hotels: Number of wedding facility users and number of chapels


Thousands
Chapels
240
180
120
60
0
24
18
12
6
0
01 02 03 04 05
Wedding facility users (left scale)
Chapels (right scale)

Daiwa Royal Hotels: Number of guests and room occupancy rates


Thousands
%
4,000
3,000
2,000
1,000
0
60
45
30
15
0
01 02 03 04 05
Japanese guests (left scale)
Foreign guests (left scale)
Room occupancy rates (right scale)

Home Center Business

Sales
¥59.1 billion (Y-on-Y +3.4%)

Operating income
¥0.1 billion (Y-on-Y −27.9%)

As the restructuring of the industry progresses through expansion of stores, M&As, and capital tie-ups by major firms, the home center industry in fiscal year 2004 expanded as the scale of the market reached ¥3.5 trillion and sales floor space grew 23.7% compared with the end of 2000.

On April 1, 2004 Daiwa House Industry spun off this business, and a new company, Royal Home Center Co., Ltd. took over its management. We established three new centers in order to differentiate the Company's home centers from those of other firms and to provide the centers with a full line-up of products. Additionally, in November, Royal Bix was made a consolidated subsidiary of the Company.

Sales and operating income


¥ billion
¥ billion
60
45
30
15
0
2
1
0
-1
-2
01 02 03 04 05

Sales (left scale)
Operating income (right scale)

Network 39 home centers in Japan



Strategic business development

Despite the increase in consumer spending resulting from the modest economic recovery, per-customer spending in this segment fell due to the major impact of competition from other firms both within and outside of the industry as well as due to the requirement to display prices inclusive of consumption tax. However, the Company is developing a product strategy reflecting the characteristics of the localities of the centers and with a product line-up of approximately 50,000 items at a standard center (approx. 3,300 m²) and 70,000 to 100,000 items at a superstore (approx. 8,000 m²). Within this strategy, we are focusing on distinguishing the Company's home centers from other firms' by placing staff with specialized knowledge at "Renovation Halls" and "Interior Counters," and providing a full complement of facilities. In addition to meeting the needs of consumers, the Company is also aggressively stocking commercial goods to cater to local self-employed individuals. As a result, the number of customers that made purchases in FY2004 climbed 4.6% to 24.1 million.

Concentrating on home center renovation

In the future, we will work to strengthen competitiveness based on existing home center business plans, and to develop centers that offer customers a high degree of convenience. For this reason, the Company is resolving major issues such as reviewing home center in-store shopping layouts, arranging sales floors to display products used in various aspects of daily life, securing regular stock which cannot be found in other stores, enriching facilities with a high degree of specialization appropriate to the local environment, reducing the cost of materials, and raising profit margins.

Sales breakdown

38%	33%	15%	14%
DIY goods, gardening goods	Interior goods, furniture, consumer electronics, daily sundries	Pet supplies, sports and leisure goods	Others

Home Center Business:
Number of employees and operating income per employee


Employees
¥ million
600
450
300
150
0
2
0
-2
-4
-6
01 02 03 04 05

☐ Number of employees (left scale)
═ Operating income per employee (right scale)

Royal Home Centers:
Number of home centers and floorspace


m²
Stores
200,000
150,000
100,000
50,000
0
39
38
37
36
35
01 02 03 04 05

☐ Floor space (left scale)
═ Number of home centers (right scale)

Royal Home Centers:
Number of customers and average sales per customer


Thousands
¥
24,000
18,000
12,000
5,000
0
2,800
2,600
2,400
2,200
2,000
01 02 03 04 05

☐ Number of customers (left scale)
═ Sales per customer at RHC* (right scale)
-- Industry average sales per customer (right scale)
*excluding renovation



Other Businesses

— home life and business — a wide spectrum of business categories



Sales
¥104.1 billion (Y-on-Y +6.5%)

Operating income
¥3.5 billion (Y-on-Y +25.2%)



Leasing operations showing firm growth

At Daiwa Rakuda Industry Co., Ltd., which is engaged in the manufacture and sale of housing fixtures and furniture as well as insurance sales, the construction materials manufacturing and sales division is developing new products such as interior stairs and working to expand orders. In addition to arranging sales events for house and condominium customers to buy interior accessories, we have enhanced our unique range of curtains. The space systems division is aggressively working to develop sales in the interior business and interior finishing work for medical and nursing care facilities. Additionally, the leasing division is strengthening its business of renting out for various events and to governmental bodies equipment and fixtures and fittings used in developers' condominium showrooms.

Sales and operating income


¥ billion
¥ billion
120
90
60
30
0
4
3
2
1
0
01
02
03
04
05

Sales (left scale)
Operating income (right scale)




15 distribution centers of
Daiwa Logistics



Solid growth in the logistics business

In circumstances in which there is growing demand in the retail and wholesaling industries for outsourcing and the redevelopment of goods distribution systems, Daiwa Logistics Co., Ltd. is moving forward with a consolidation of branch offices to achieve greater operational efficiency. We also established special business offices in the Tokyo area to provide speedier goods distribution and to widen our total service menu to meet the diversifying needs of corporate customers in the capital and the surrounding region. We also decided to construct logistics centers in eight locations throughout Japan, of which two are already in operation. We are constructing a network of logistics centers to provide not only the transport and distribution of housing materials, but also logistics services for our retail sector customers, with aim of increasing the number of orders. Building on this success, we will continue to offer logistics services designed with our users' needs in mind.



Anticipated growth in business hotels

In this area of the hotel business, which focuses on business-use hotels located in urban areas, we are reducing overall prices, expanding our user base and moving forward with Internet capabilities. In the past fiscal year, our Roynet Hotel business, which undertook a review of its alliance with Daiwa Resort (the operator of the Daiwa Royal Hotel chain), worked to expand the range of targeted customers to couples and families, to increase Internet reservations, and provide rooms with Internet capability. During the reporting term, this segment consisted of two Daiwa Roynet Hotels — the Royton Sapporo Hotel and the Osaka Dai-Ichi Hotel (Osaka Marubiru) — which came under the Royton umbrella in November 2004. This gave us a total of four hotels in this business, which is off to a new start. Starting in the current term we will pursue the goal of opening several hotels per year.



Connecting Hearts


Daiwa House TM
Group









Our Corporate Citizenship

Our Policy: Co-Creating a Brighter Future

Co-creating a brighter future together with society

The basic philosophy of the Daiwa House Group in its corporate activities is to contribute to society through its business by properly understanding the lifestyles of people and the demands of society. Thus, we are active across a broad scope of operations based on our belief that corporate activities seeking the ideal lifestyle for the next generation are synonymous with the practice of corporate social responsibility (CSR). The Group is pursuing a wide spectrum of business activities with the goal of realizing a sustainable society that accords due respect to the dignity and diversity of each individual.



CSR Report of the Daiwa House Group

We recently published the CSR Report 2005, which explains the principles and the content of CSR activities of the Daiwa House Group, to clearly convey them to the general public. (Available in Japanese only.)

The Daiwa House Group recognizes that the fulfillment of its social responsibilities is an important issue for management, and therefore takes a systematic and unified approach to environmental protection and the provision of safe and secure products and services. In addition, we are committed to educating our staff in corporate ethics, compliance and human rights. For these purposes, we established the CSR Promotion Preparatory Office at Daiwa House Industry in April 2004 (it was reorganized into the CSR Promotion Office in 2005) to bolster our CSR system.

We have also standardized our Management Vision, Employee Charter, and logo throughout the Group since fiscal 2005. Thus, the entire Group will have common guidelines and perception and actively reach out to all stakeholders and society as a unit to strengthen our ties with them and reinforce the confidence with which they view our activities.

CSR Guidelines of the Daiwa House Group

1. Contribute to society through our business using our unique technologies and know-how.
2. Understand the needs of the Daiwa House Group through communication and engagement with stakeholders and respond to them as a corporate citizen.
3. Endeavor to establish corporate ethics and compliance.

CSR Guidelines of the Daiwa House Group


Founding Spirit
Social contribution through conduct of business
Daiwa House Groupwide CSR
The Daiwa House Group Management Vision
Connecting Hearts
The Group that creates value for people, their communities, and their lifestyles
CSR key phrase
Co-creating a brighter future
Creating Together
Employees of the Daiwa House Group
Corporate ethics & compliance
Earth
Individual customer
Corporate clients
Shareholders
Community
Society
Supporting Each Other
Achieving CSR through business activities
Playing our part in protecting the environment
Doing our duty as a responsible corporate citizen

Compliance

Continuously perfecting compliance is one of the most critical tasks for management, as our business is closely connected with daily life. In fiscal 2004, we ensured the full adoption of the Company Code of Ethics of the Daiwa House Group and Behavioral Guidelines, which were established in April 2004 and serve as rules for ethics and the conduct of the Group. We also developed an internal reporting system (corporate ethics helpline) in April 2004. Over the 15 months since then, the helpline has dealt with an average of seven calls per month.

With the unification of Group brands in April 2005, we have reconfirmed our commitment to compliance with all laws and regulations, and to fair and sincere conduct that meets the expectations of society, by each and every employee of all Group companies.

Corporate Ethics Guidelines of the Daiwa House Group


Respect for human rights
Improvement of ethics
Fair competition
Construction of
an ideal working environment
Behavioral
Guidelines
Non-involvement with
criminal organizations
Compliance with laws
and regulations
Environmental protection
Construction of good
relationships with suppliers
Commitment to the environment
Conduct to win the
confidence of customers

Corporate Governance

Daiwa House Group has been improving corporate governance, adopting a basic policy of establishing a transparent and efficient management system that facilitates fast and accurate decision-making. We will enhance our decision-making and internal controlling systems to set a basic direction for corporate management.

Major initiatives to improve corporate governance


Faster decision-making and clearer management responsibility

June 1999 Introduction of an executive officer system

June 2001 Directors' term of office shortened from two years to one year

June 2004 Revision of the Articles of Incorporation to allow the acquisition of Company's own shares solely by resolution of the Board of Directors

Improved disclosure and accountability

June 2002 Online disclosure of invitations to shareholders' meetings (Japanese/English); online execution of voting rights (Japanese only)

August 2003 First quarterly disclosure of business performance

June 2005 Termination of lump-sum retirement payment system for directors and corporate auditors (switch to performance-linked compensation system)

Improvement in management transparency

June 2003 One outside auditor added to the board of corporate auditors, making five members (three of whom are outside auditors)

June 2005 Number of corporate auditors increased from two to three out of the total of six members of the Board of Corporate Auditors

Corporate governance system

As of June 30, 2005


Risk Management Committee
Corporate Ethics Helpline
Research
Corrective Measures
Consult
Notify
Accuse
General Meeting of Shareholders
Appoint
Chairman & President
Board of Directors
Divisions
Departments
Offices/Branches
Audit
Appoint
Board of Corporate Auditors
Audit
Appoint
Certified Public Accountants
Account Auditing

Risk Management

The protection of personal information has become an issue of great social urgency. As Daiwa House Industry holds a large amount of information — both personal and corporate — relating to its customers, we have set forth strict policies on the management of such information at all Group companies, and have designed detailed administrative procedures to be followed in all conceivable circumstances. In these ways, we are ensuing that our risk management system in this field is fully reliable.

With respect to risk management, an issue of increasing importance following the full enactment of the Personal Information Protection Law in April 2005, we use the Risk Management Committee, which was established in April 2002 at Daiwa House Industry, to avoid the risks inherent in the operations of the Group, and to enable a prompt and proper response to any risks that arise. Moreover, we have further strengthened action against the risk of unauthorized disclosure of personal information and we enforce comprehensive security based on our personal information protection policy.

To contain the risks inherent in our business operations to the greatest extent possible, we are actively pursuing initiatives aimed at lowering environmental degradation risks. Specifically, we are working to ensure that no illegal dumping of waste materials takes place. We also undertake soil quality surveys of land plots intended for construction, and of the land on which our manufacturing plants stand, enabling us to identify soil pollution problems and take immediate remedial action.



Recruitment and Training

The future of the Group depends, first and foremost, on the quality of its work force. We are therefore investing considerable time and energy in reorganizing our personnel system to make it easier for the opinions of staff on the front line to be conveyed to upper management levels, and we are also involved in creating a new style of working environment that gives due consideration to the needs of our female staff, as well as employees with disabilities. Our aim is to design and perfect a system that will make the most of our valuable human resources.

Human resources are the key to growth for the Daiwa House Group and its business operations. Recognizing this, we conducted an attitude survey for all employees in October 2004 and introduced human resources initiatives in fiscal 2005, which would enable general employees to develop their capabilities and talent on their own by selecting career paths and jobs themselves. We will enhance educational programs by introducing measures such as an inter-company voluntary job-change system within the Group, a system to exchange human resources, the training of executive management ranks through a next-generation leadership training program, and an in-house certification scheme.

In recruitment, we are actively hiring new graduates and mid-career workers based on our policy of respecting the dignity and diversity of individuals, irrespective of age and gender. Indeed, Daiwa House Industry has achieved a higher rate of employment of disabled people (1.89%) than both the legal employment rate (1.8%) and the average among private companies (1.48%). We will also encourage the rehiring of retired employees with special skills and expertise within the Group, and employ them to hand down and share their technological expertise and general know-how, to provide better customer service.

The Environment


2
Protecting natural resources
Environmental Preservation:
Priority Themes
3
Promoting harmony with the natural environment

Our Environmental Vision

From the current business term, we are extending the framework of environmental activities hitherto pursued by Daiwa House Industry to the whole of the Daiwa House Group. To this end, we have drawn up the Daiwa House Group Environmental Vision, which comprises the Group's principles, priority action themes, and action guidelines relating to environmental preservation. These are aimed at helping realize the Group's management vision — the creation of a society in which people can lead fulfilling lives. Finally, to map out specific measures enabling us to take the first steps toward realizing this vision, we have drawn up the 2005 Action Plan. This plan includes a number of activities aimed at reducing the environmental load imposed by our business operations.

Daiwa House ranks first in environmentally-friendly houses in Japan

Daiwa House Industry achieved the highest position in overall construction (836 units) of environmentally-friendly houses in fiscal 2004. We remain actively committed to environmental protection through our products and business operations. For that purpose, we have set a target of making 50% of new single-family houses environmentally-friendly by fiscal 2007.

Note: "Environmentally-friendly houses" are houses constructed with a focus on the following three concepts to make a better environment for their residents: protect the global environment; blend in with their surroundings; and create a healthy and comfortable living environment. Environmentally-friendly houses are certified by the Institute for Building Environment and Energy Conservation.

CO2 emissions

kg-CO2*

400
300
200
100
0

01 02 03 04

Fiscal 2003 Performance
310.83kg-CO_2

Fiscal 2004 Performance
303.67kg-CO_2

2.3% down

Energy used


kl*
0.16
0.12
0.08
0.04
0
01
02
03
04
Fiscal 2003 Performance
0.135kl
Fiscal 2004 Performance
0.130kl
3.7%
down

PRTR-listed harmful chemicals: Net usage volume


kg*
1.0
0.8
0.6
0.4
0.2
0
01
02
03
04
Fiscal 2003 Performance
0.832kg
Fiscal 2004 Performance
0.826kg
0.7%
down

Note: "Net usage volume" = total volume used, minus volume recycled in addition to volume rendered harmless

Final waste disposal rate


%
60
45
30
15
0
01
02
03
04
Fiscal 2003 Performance
21.9%
Fiscal 2004 Performance
21.7%
0.2
point
down

Note: The units marked with asterisks in the graphs above are equivalents per ¥1 million in sales by Daiwa House Industry on a non-consolidated basis.

Social Contribution Activities

The Daiwa House Group has consistently been committed to making a social contribution, playing a role in the development of society and helping to improve the living environment. With the aim of achieving harmony between the environment and society, our Group has contributed through our business operations, and has also undertaken a broad array of activities such as offering reconstruction assistance following earthquake disasters, providing humanitarian aid, handing down traditional culture and providing educational support.

Disaster relief activities

The Daiwa House Group has taken active initiatives in providing assistance following major earthquakes, typhoons and other natural disasters. For example, we have assisted in the reconstruction of destroyed houses and the building of emergency temporary housing. When the Niigata-Chuetsu Earthquake struck in October 2004, the Group renovated a dormitory building owned by the Japan Freight Railway Company (five stories, 40 units) in the severely damaged city of Ojiya, turning it into housing units for family use. We shared the costs, and the completed building was jointly donated to victims in the name of both companies.

Donations to people in disaster-stricken areas

In addition to practical aid, we have also provided indirect assistance by donating funds. For example, in the wake of the tsunami that devastated the coast of Sumatra at the end of December 2004, Daiwa House Industry introduced a matching gift system in which employees and the Company donate the same amount of money. The system was also used when relief aid was offered to victims of the earthquake that hit Fukuoka in March 2005.

Technical disclosure for education

Our Group has established facilities in which visitors can experience and learn about the latest technologies at two locations: at D-TEC Plaza (a facility that enables visitors to learn about advanced home technologies) and at the Central Research Laboratory at Nara. Some 10,000 people visit these facilities each year. Moreover, Daiwa House Industry has made suggestions for study topics to 602 elementary, junior high and senior high schools nationwide, via "Comprehensive Study Materials.net" on its website.

Special Olympics

The 2005 Special Olympics World Winter Games for intellectually disabled athletes was held for the first time in Asia over eight days starting from February 26, 2005, in Nagano Prefecture. Personnel at the Shinshu-Matsushiro Royal Hotel conducted preparatory work for over a year, with the cooperation of volunteers, including chosen bands of people from our Group companies. These people helped making the event a success, with the hotel accommodating more than 600 athletes, the largest number yet, from more than 30 countries and regions.





Opening up the future with the development of unique and environment-friendly technologies

The housing industry faces a wide and complex array of issues, including environmental conservation, securing homes against natural disasters, and information technology. At the Daiwa House Group, we are pursuing research and development programs on unique themes with the goal of creating a safe and comfortable living environment for citizens of the future.

Japan — a country susceptible to natural disasters

Japan is an archipelago situated on the western side of the Pacific Ocean. Japan has four main islands and approximately 7,000 small islands. As for its climate, Japan enjoys distinct changes of the seasons. Unlike most other countries in the world, it features three climate zones — cool, warm and subtropical. Typhoons occur frequently in the southeastern sea of Japan. In 2004, 29 formed, with ten — the highest number since recording began — actually making landfall, causing major damage. In addition, Japan is one of the most earthquake-prone countries in the world, with many active faults lying beneath its surface. All of which makes it imperative to prepare an array of measures against natural disasters in Japan. For fifty years since our foundation, our R&D has been consistently focused on improving our technology so that people can live in harmony with nature. We have developed a broad array of excellent construction techniques and methods as well as providing products with outstanding basic performance. In 2004, we invested ¥5,712 million in research and development. The department employs 254 staff members in total.

Applied research for a better lifestyle

Many issues surround housing in Japan. They include an aging society, people returning to city centers and cohabitation with the environment. Daiwa House Group, in cooperation with other industries government and academia, continues to research movement lines and space designs geared towards the elderly and convenience in nursing in terms of both structures and services, under the auspices of the Central Research Laboratory and Silver Age Research Center. Addressing growing needs for residences in central urban areas, we develop structures and performances as solutions to conditions such as limited land and lighting, noise and vibration.

Giving due consideration to renewable resource-based construction and recycling of construction by-products, we will promote IT and communication networks, next-generation housing facilities using energy cells and cogeneration systems, as well as our Energy Service Company (ESCO) Business.







Basic technologies to support product quality improvement

Disaster prevention

The Daiwa House Group has developed proprietary earthquake-absorbing housing that prevents seismic forces from being conveyed to the building, in addition to earthquake damage-resistant structures in which the entire structure accommodates and withstands seismic forces. Our life-size model tests have verified that by combining our unique earthquake-absorbing technologies, seismic forces equivalent to those recorded during the Great Hanshin Earthquake (M7.3) can be reduced to 1/8 to 1/11 their original levels.* In addition, improvements in earthquake-absorbing capabilities can directly assist in reducing the secondary damage caused by toppled furniture and property destruction.

* Values based on quake simulation tests by Daiwa House Industry


Security against burglary

The incidence of household burglaries has increased 50% over the past five years. In response, we have developed a number of burglar-proof methods, including multi-layered glass with 24 times the strength of ordinary single-pane windows,* doors with features that protect against lock picking and the adoption of multiple burglary-prevention features. In addition, our Group is one of the first among the major housing manufacturers that has adopted, in January 2005, the official burglary prevention standards for building components with strong performance in preventing break-ins.

* The special glass panes have been used in all windows on the first floor


Energy conservation

We encourage the construction of houses that comply with next-generation energy conservation standards, enabling the costs for heating and air conditioning to be halved in comparison with houses meeting conventional standards.* We also promote the adoption of solar power generation systems in the houses that we build and sell. In addition, we also engage in a wide range of research related to natural energy and efficient energy use, including the development of wind power generation systems and experimental studies geared to the adoption of fuel batteries.

* The new energy conservation standards


Health

In addition to playing a leading role in the industry in preventing "sick house" syndrome, we have adopted products that comply with the world's highest RAL* standards of Germany and established in-house standards that are more stringent than the amended Building Standards Law. As such, we use only selected interior finishing materials, including base materials, which emit only extremely negligible quantities of harmful substances. We have also developed and adopted unique ventilation and purification systems, to enhance the air quality inside houses.

* RAL: The German Institute for Product Quality Labeling

Number of personnel in the R&D division


360
270
180
90
0
00
01
02
03
04
05

R&D expenditure


¥ million
6,000
4,500
3,000
1,500
0
00
01
02
03
04
05
Housing
Commercial construction

Cumulative number of patent applications by Daiwa House
(publicly announced, non-consolidated basis)


2,000
1,500
1,000
500
0
00
01
02
03
04
05

Group Network

As of April 1, 2005


RUSSIA
CHINA
Head office
Tokyo office
Nagoya office
Branches: 91
Factories: 13
(The above places of business are directly operated by Daiwa House.)
Golf courses: 10
Daiwa Royal Hotels: 29
Royal Home Centers: 38
Daiwa Resort Co., Ltd. also manages the Royton Sapporo, and the Lake Yamanaka Fujisan Royal Cottages (marked with).
It also operates a branch office in Seoul (marked with).
Overseas subsidiaries and affiliates: 8
Beijing
Tianjin
Dalian
NORTH KOREA
Seoul
SOUTH KOREA
Shanghai
Sapporo
Tokyo
Osaka
Nagoya
Fukuoka
JAPAN

Principal Group Companies

Daiwa House Industry Co., Ltd.
3-3-5 Umeda, Kita-ku, Osaka 530-8241
Phone: +81-6-6346-2111
URL: www.daiwahouse.co.jp

Daiwa Logistics Co., Ltd.
Transportation of goods; warehousing; logistics services
1-5-16 Awaza, Nishi-ku, Osaka 550-0011
Phone: +81-6-4968-6355
URL: www.daiwabutsuryu.co.jp

Nihon Jyutaku Ryutu Co., Ltd.
Real estate agency (including property management, asset appraisal, housing renovation, etc.)
1-1 3-800 Umeda, Kita-ku, Osaka 530-0001
Phone: +81-6-6344-6356
URL: www.jyutaku.co.jp

Daiwa Information Services Co., Ltd.
Land development; management of commercial facilities
7-14-4 Ueno, Taito-ku, Tokyo 110-0005
Phone: +81-3-5828 8891
URL: www.dis.net.jp

Daiwa Kosho Lease Co., Ltd.
Leasing of buildings and vehicles; business leasing
2-1-36 Noninbashi, Chuo-ku, Osaka 540-0011
Phone: +81-6-6942-8011
URL: www.daiwakosho.co.jp

Daiwa Living Co., Ltd.
Management of rental housing
3-13-1 Iidabashi, Chiyoda-ku, Tokyo 102-0072
Phone: +81-3-5214-2330
URL: www.daiwaliving.co.jp

Royal Home Center Co., Ltd.
Sale of do-it-yourself, gardening, and interior goods
3-3-5 Umeda, Kita-ku, Osaka 530-0001
Phone: +81-6-6342-1676
URL: www.royal-hc.co.jp

LOC Development Co., Ltd.
Development and management of shopping centers
67 Kanda-Sakumagashi, Chiyoda-ku, Tokyo 101-0026
Phone: +81-3-3864-0609
URL: www.loc-kaihatsu.co.jp

Daiwa Rakuda Industry Co., Ltd.
Sale of household equipment and furniture; insurance agency
1-5-16 Awaza, Nishi-ku, Osaka 550-0011
Phone: +81-6-6536-6111
URL: www.daiwarakuda.co.jp

Daiwa Service Co., Ltd.
Management of office & condominium buildings; staff dispatch; house-moving service
1-5-16 Awaza, Nishi-ku, Osaka 550-0011
Phone: +81-6-6536-6270
URL: www.daiwaservice.co.jp

Daiwa Royal Co., Ltd.
Rental of commercial facilities; hotel operations
7-14-4 Ueno, Taito-ku, Tokyo 110-0005
Phone: +81-3-3844-8357
URL: www.daiwaroyal.com

Daiwa Resort Co., Ltd.
Management of hotels and golf courses
3-3-5 Umeda, Kita-ku, Osaka 530-0001
Phone: +81-6-6342-1731
URL: www.daiwaresort.co.jp

Housing Sales Companies

Daiwa House Kansai Corporation 6 other companies

Others

Daiwa House Renew Co., Ltd.
House renovation

Jukeikai Co., Ltd.
Operation of homes for the aged

Synchroller Co., Ltd.
Manufacture of housing materials

Nara Ace Co., Ltd.
Management of golf courses

Shinwa Agency Co., Ltd.
Advertising and travel agency

NIC Co., Ltd.
Manufacture of interior doors

Daiwa Estate Co., Ltd.
Real estate agents

The Mortgage Corporation of Japan, Ltd.
Finance of housing loan

Daiwa Energy Co., Ltd.
Energy conservation support

Media·Tech Co., Ltd.
Information systems

Osaka Marubiru Co., Ltd.
Management of hotels and restaurants

Nippon Athletic Service Co., Ltd.
Management of sports clubs

Overseas Affiliated Companies

Shanghai Happy House Decoration Co., Ltd.
Design and installation of housing interiors

DH (Dalian) Administrative Management Consulting Center Co., Ltd.
Clerical work outsourcing provider

Shanghai International Realty Co., Ltd.
Management of rental housing

Dalian Fujiazhuang International Villa Co., Ltd.
Management of rental housing

Dalian Acacia Town Villa Co., Ltd.
Management of rental housing

Dalian Civil Aviation Hotel Co., Ltd.
Management of Royal Hotel at Dalian

Tianjin Jiuhe International Villa Co., Ltd.
Management of rental housing

Beijing East Palace Apartment Co., Ltd.
Management of rental housing

A Story of Daiwa House Group



1955

1965

1975

1955
Daiwa House Industry Co., Ltd. established

First house model, the "Pipe House," launched on market

1957
Steel pipe structure used for warehouse at sake brewery receives certification from Japan Lightweight Iron Construction Association as first such structure in Japan



1959
Daiwa Kosho (current Daiwa Kosho Lease Co., Ltd.) and Daiwa Konpo (current Daiwa Logistics Co., Ltd.) established

"Midget House" pilot prefabricated house model launched on market

1961
Daiwa Danchi established (merged with Daiwa House in April 2001)

Stock listed on Osaka, Tokyo and Nagoya stock exchanges



1965
Nara Factory constructed, Japan's first specialist plant for production of prefabricated houses

1968
Network of housing showrooms set up across Japan

1969
Fullscale start of new town development business (Midorigaoka Neopolis)

1971
Daiwa Jutakukiki (current Daiwa Rakuda Industry Co., Ltd.) established

1974
Seven of the Company's plants — the Nara, Mie, Ryugasaki, Sapporo, Shikoku, Fukuoka and Kagoshima plants — receive product quality management awards from MITI



1977
Condominium Business starts

1978
Resort hotels business started with opening of Noto Royal Hotel, the first Daiwa Royal Hotel

1979
Real Estate Information centers set up within each of the Company's offices as first step in developing the used housing market

Tentakubin (current Daiwa Service Co., Ltd.) established



1985

1995

2005

1980
First Royal Home Center opened in Nara City

1983
Full-scale start of construction business in China at Shanghai, Dalian, and elsewhere

1986
Daiwa Information Services Co., Ltd. established

1989
Daiwa Living Co., Ltd. established

Silver Age Research Center established

1994
Daiwa House Central Research Laboratory opened in Kansai Science City

1995
The Daiwa House Group provided disaster relief to areas hit by the Great Hanshin Earthquake, constructing temporary housing in January

2001
Daiwa House Industry Co., Ltd. merged with Daiwa Danchi Co., Ltd.

2003
All 13 of the Company's plants reach "zero emission" targets

2004
Home center business spun-off

The Daiwa House Group draws up its Corporate Ethics Guidelines and Behavioral Guidelines

2005
50th anniversary

Sales of "Intelligence Toilet" commenced

Daiwa House Group draws up a new management vision and an Employee Charter to mark 50th anniversary

New Group logo — the "Endless Heart" — introduced













Never Stop Growing

The late Nobuo Ishibashi, founder of the Daiwa House Group,
developed prefabricated housing in Japan in the immediate postwar period.
By carving out a new growth area within the housing industry,
he contributed to the nation's social and economic development.
As the inheritors of Mr. Ishibashi's pioneer spirit,
we will continue to constantly press forward toward new growth.

Daiwa House
大和ハウスグループ

ダイワハウス

Living Salon

大和ハウス工業株式会社

Financial Information

Consolidated Seven-year Summary

Daiwa House Industry Co., Ltd. and Subsidiaries
Years ended March 31, 1999 to 2005

	Millions of yen						
	2005	2004	2003	2002	2001	2000	1999
Net sales	**¥1,365,914**	¥1,224,648	¥1,184,544	¥1,197,925	¥1,016,237	¥ 951,073	¥ 896,006
Cost of sales	**1,082,133**	963,457	936,861	945,474	794,170	736,310	691,318
Selling, general and administrative expenses	**215,932**	201,530	202,411	206,420	177,777	167,266	164,473
Operating income	**67,849**	59,661	45,272	46,031	44,290	47,497	40,215
Income (loss) before income taxes and minority interests	**63,108**	67,897	(155,157)	9,538	12,796	32,123	21,414
Net income (loss)	**40,262**	37,257	(91,388)	5,217	6,256	17,450	16,699
Per share of common stock (in yen):							
Basic net income (loss)	**73.26**	68.16	(167.06)	9.55	12.05	33.52	31.88
Diluted net income						33.50	
Shareholders' equity	**959.08**	902.32	884.55	1,066.63	1,182.01	1,188.63	1,151.12
Property, plant and equipment, less accumulated depreciation	**441,388**	344,268	349,646	426,630	383,853	376,489	365,502
Total assets	**1,358,807**	1,087,658	1,094,441	1,187,127	1,066,457	981,893	950,701
Shareholders' equity	**524,110**	493,050	483,684	582,438	613,867	617,421	603,060
Return on equity (%)	**7.92**	7.63	(17.14)	0.85	1.02	2.86	2.79

Management's Discussion and Analysis (On a Consolidated Basis)

Year Ended March 31, 2005

Business Environment and Financial Strategy

During the term under review, the Japanese economy recovered steadily, with improving corporate earnings and an increase in private capital investment. The recovery stalled in the second half of the fiscal year, however, due to a slowdown in exports and a downturn in production of information technology products.

Turning to our industry, while growth in home ownership remained sluggish, the nationwide economic rebound was reflected in strong activity in rental properties and subdivisions, driving housing construction starts. In the area of general construction, private capital investment increased, but public investment remained restrained, and conditions continued to permit no optimism.

In this environment, the Group worked to strengthen a structure tailored to the community, and has built a fine-grained service system to meet individual customers' needs. In order to quickly respond to and reflect customers' requests in our products and services and to respond to the expectations of all stakeholders, we have enhanced our organization by establishing a new Customer Satisfaction Promotion Department, as well as a CSR Promotion Office as a dedicated unit to oversee matters relating to our social responsibility. Also, in order to deliver environmentally-friendly, safe and trouble-free products, we have reinforced our quality assurance system by establishing a new Quality Assurance Promotion Department.

At the same time, we worked to enhance Group operations by making Daiwa Kosho Lease Co., Ltd., formerly an equity-method accounting affiliate into a consolidated subsidiary, and by taking a stake in Osaka Marubiru Co., Ltd.

A half-century has passed since our company was established in 1955. Looking forward to the next half-century, we have set out the management vision of "Connecting Hearts" and established "Endless Heart" as a new symbol for the Group. Our intent is that this will enhance the brand image of the Group and contribute to assuring its differentiation and competitive superiority.

The Group has formulated a medium-term management plan, called "Challenge 2005," starting in FY2005, to address this business environment and these business challenges, and to enable us to make the next leap forward. We will push ahead to enhance Group operations in the future and strengthen the intragroup synergies, leveraging our dual strengths of customer base and experience in construction.

Consolidated sales are an indication of earning power, consolidated recurring profit is an indication of the value added of our products and services, and return on equity (ROE) is an indication of the contribution to shareholders, three benchmarks to measure growth and development as management moves forward.

The goals the plan sets out for the three indicators are consolidated sales of ¥1,700 billion, consolidated recurring profit of ¥100 billion, and ROE of 9.0% or more in fiscal year 2007,


Net sales
¥billion
0
01
02
03
04
05
Operating income
¥billion
80
60
40
20
0
01
02
03
04
05
Net income (loss)
¥billion
45
30
15
0
-100
01
02
03
04
05

the final year of the medium-term management plan. Actual performance during the period under review exceeded announced targets for the Group, with consolidated sales of ¥1,365.9 billion (US$12,765.5 million), consolidated recurring profit of ¥74.2 billion (US$693.4 million), and ROE of 7.9%.

Of these three indicators, consolidated sales and consolidated recurring profit will be used to judge the level of progress and the feasibility of achieving the plan. For this reason, it is necessary to focus on improving the efficiency of management, taking into consideration the balance between capital investment which is necessary to strengthen the foundation of the business and the return of profits to shareholders. Our basic approach for the time being is to strive to attain ROE targets as the criteria to measure progress towards capital efficiency.

The 7.9% ROE for the period under review is a combination of the net income to sales ratio of 2.9%, the total assets turnover ratio of 1.12 times and financial leverage of 2.41. Raising financial leverage, one of the ROE constituent factors, was what succeeded in raising ROE for the period under review, if only slightly, since the net income to sales ratio in the reporting term and the total assets turnover ratio were at a level basically equivalent to the prior term. However, external capital such as borrowings and bonds, etc. brings with it fixed costs in the form of interest payments, and there is a possibility of impairing asset soundness. We continue to have ample internally-generated cash flow to cover the necessary level of investment funds however, we believe in the course of developing the business in the future development it will be necessary to consider the balance of fund procurement carefully.

Results of Operations

Net Sales

Consolidated sales for the period ended March 2005 were ¥1,365.9 billion (US$12,765.5 million), an 11.5% increase compared with the previous term. Primarily responsible this increase in revenue was the acquisition of Daiwa Kosho Lease Co., Ltd., previously an equity-method accounting affiliate. Another factor was that of new housing starts, apartments and subdivisions grew strongly, exhibiting year-on-year growth for the second straight year to 1.193 million units, thanks to the upward momentum of the economy, even though single-family houses slumped due to the reduction in mortgage loan tax breaks.

By segment, prior to consolidation adjustments for intrasegment transactions, all enjoyed increased sales, with housing at ¥854.5 billion (US$7,986.6 million), a 6.7% increase compared with the previous term, commercial construction at ¥363.8 billion (US$3,400.2 million), a 31.4% increase, resort hotels at ¥55.7 billion (US$521.0 million), a 4.0% increase, the home center business at ¥59.1 billion (US$552.9 million), a 3.4% increase, and other businesses at ¥104.1 billion (US$973.1 million), a 6.5% increase. One factor in the increased sales was the acquisition of Daiwa Kosho

Operating profit margin


%
6.0
4.5
3.0
1.5
0
01
02
03
04
05

Basic net income (loss) per share


¥
75
50
25
0
-200
01
02
03
04
05

Lease Co., Ltd., affecting commercial construction, housing, and other segments. Daiwa Kosho Lease Co., Ltd. benefited sales of commercial construction in particular due to its focus on modular housing construction and construction of retail and wholesale facilities.

Cost of Sales and, Selling and General Administrative Expenses

The cost of sales increased significantly to ¥1,082.1 billion (US$10,113.3 million), an increase of ¥118.6 billion over the previous term. The cost of sales ratio thus rose to 79.2%, exceeding the previous term by 0.5 points. Both internal and external factors were at play. The internal factor is the addition of cost of sales resulting from the acquisition of Daiwa Kosho Lease Co., Ltd. External factors included skyrocketing materials prices, mainly the rapid rise in prices for steel for construction, resulting in an increase in the cost of sales for completed work, as well as a decline in selling prices caused by fierce competition.

Sales and general administrative expenses were ¥215.9 billion (US$2,018.0 million), an increase of ¥14.4 billion compared to the previous term. Although labor and advertising expenses increased, the SG&A expense ratio of 15.8% showed a decrease of 0.6 points compared to the previous term.

Operating Income

Operating income was ¥67.8 billion (US$634.1 million), an increase of 13.7% compared to the previous term, due to an increase in revenue and a reduction in costs. Excluding the home center business, profits increased across the board, the resort hotels segment on a rise in revenue. Operating margins were 5.0% an increase of 0.1 points over to the previous term.

Business Overview by Segment

The analysis of segment-by-segment sales in the following includes intrasegment transactions.

Housing Business

In the single-family housing division, we introduced major new products such as stylishly-designed two-story and customizable two-story products. We also brought to market two-story housing with the feeling of being one step closer to luxury, utilizing an outer shell insulation system and an external wall material providing even better insulation characteristics and durability. We offered high quality wood housing products to expand sales in urban areas, such as an urban-type wooden three-story product with stylish exterior and dynamic space, as well as wooden two-story houses allowing the "second-generation baby boomers" who are the primary first-time buyers to express their personality.

In the home renovation business, we responded to the changing, diversifying needs associated with changes in family structure and life style . We have taken maximum advantage of expertise that only a housing producer would

Fixed ratio


%
100
75
50
25
0
01
02
03
04
05

Tangible fixed asset turnover ratio


Times
4.0
3.0
2.0
1.0
0
01
02
03
04
05

possess with the full-service renovation brand "Renew," targeting a wide range of buildings such as condominiums and retail stores as well as housing.

Unit sales for single-family housing thus rose to 12,470, an increase of 2.7% compared to the previous term, yielding sales of ¥343.2 billion (US$3,207.4 million) on a non-consolidated basis, an increase of 5.2% compared to the previous term.

In the rental apartment buildings division, we came out with an urban-type three-story apartment building with a sophisticated and stylish exterior design and a variety of exterior variations, with the versatility to deal with a wide range of plans and be built efficiently in overpopulated areas and narrow or irregular lots in urban areas. As continuing extremely low interest rates left financial products unattractive, housing sales reached 26,658 units, an increase of 0.9% , with sales of ¥229.0 billion (US$2,140.1 million) (on a non-consolidated basis), an increase of 2.3% , as land owners' needs to make better use of their property increased.

In the condominium division, we announced developments based on local demand, including high rise buildings. We aggressively promoted life style proposals and new product concepts, such as developing new sales channels using the Internet and a condominium asset value support system we introduced. Unit sales, however, dropped to 3,727, a decrease of 2.9% compared to the previous term. In yen terms, nevertheless, sales (excluding sales of land) reached ¥83.5 billion (US$780.3 million), an increase of 4.2%.

Overall, housing segment sales amounted to ¥854.5 billion (US$7,986.6 million), an increase of 6.7% compared to the previous term, operating income was ¥49.7 billion (US$465.1 million), and operating margins were 5.8%.

Commercial Construction Business

Business conditions for the commercial construction segment continued to provide no grounds for optimism, with public investment marked by restraint. Against such a background, we leveraged our strengths in information about land and expertise in supporting the store opening activities of tenant companies to move forward with the building of commercial spaces along the main roads near suburban residential areas and development of large, complex commercial facilities comprised of multiple specialty stores and restaurants on large open properties. As a result, total building sublet area, including Daiwa Kosho Lease Co., Ltd., doubled to 2,288,000 m², an increase of 108.2% compared to the previous term, with 3,490 tenant companies. With an eye to the superannuated society of the future, we also released a fee-based elderly care center product, the fruits of the expertise on medical and nursing care accumulated over the years by the Silver Age Research Center since its inception in 1989. Also, noting the growing efficiency and sophisticated service in the distribution industry, we widened the scope of our business through specialized partnerships under our partner coordination system, proposing distribution solutions.

As a result, sales in the commercial construction segment reached ¥363.8 billion (US$3,400.2 million), an increase of


Current ratio
%
100
01
02
03
04
05
Shareholders' equity to total assets
%
45
30
15
0
01
02
03
04
05
Shareholders' equity per share
¥
1,200
900
600
300
0
01
02
03
04
05

31.4% compared to the previous term, operating income rose to ¥27.3 billion (US$255.3 million), an increase of 32.2%, and operating margins were 7.5%.

Resort Hotel Business

In the resort hotels segment, we worked to bolster service levels by promoting small group CS (customer satisfaction) activities in hotels throughout Japan, also offering cuisines prepared by chefs in each hotel using local organic ingredients under the theme "Food Safety and Health." As a result, the annual number of guests at hotels passed the 3 million mark, with the occupancy rate increasing to around 49%.

As a result, sales in the resort hotels segment rose to ¥55.7 billion (US$521.0 million), an increase of 4.0% compared to the previous term, with operating income of ¥1.8 billion (US$17.5 million), an increase of 2,202.1%, and operating margins of 3.4%.

Home Center Business

We worked to expand the scope of the home center segment by opening three new stores and making Royal Vicks Co., Ltd. a consolidated subsidiary. As a result, total floor space as of the end of the term exceeded 190,000 m² and the total number of stores rose to 39. However, average purchase size has continued to decrease, reflecting the slowdown in individual consumption even though the number of purchasing customers has increased. In response, the Group is endeavoring to expand sales taking advantage of the demand for interior materials and home renovation, leveraging the track record and expertise we have built up as a housing producer.

Overall, the home center segment recorded sales of ¥59.1 billion (US$552.9 million), an increase of 3.4% compared to the previous term, operating income of ¥100 million (US$0.9 million), a decrease of 27.9%, and operating margins of 0.2%.

Other Businesses

In the other businesses segment, we worked to expand sales in the construction materials manufacturing and sales business unit by approaching housing manufacturers and building material trading companies to promote existing building materials for housing and exterior building materials for rental apartment buildings, and by introducing new products such as indoor stairs.

In the logistics business unit, we have decided to build eight distribution centers throughout Japan to improve logistics services, of which two have already begun operations.

We also reinforced Group operations by making Osaka Marubiru Co., Ltd. into a consolidated subsidiary.

Overall, sales in the other businesses segment reached ¥104.1 billion (US$973.1 million), an increase of 6.5% compared to the previous term, with operating income of ¥3.5 billion (US$33.0 million), an increase of 25.2%, and operating margins of 3.4%.

Return on equity


%
20
10
0
-10
-20
01
02
03
04
05

Free cash flows*


¥billion
60
45
30
15
0
01
02
03
04
05

Free cash flows*: Cash flow from operating activities +Cash flow from investing activities

Other Income and Expenses

Other income was ¥13.9 billion, a decrease of ¥9.5 billion compared to the previous term, while other expenses were ¥18.7 billion, an increase of ¥3.4 billion. The net result of subtracting other expenses from other income is a loss of ¥4.7 billion (US$44.3 million), a decrease of ¥13.0 billion compared to the previous term.

The main reason for the decrease in other income was the decrease in income related to retirement and pension accounts. The ¥9.1 billion in income from amortization of variance in retirement and pension accounts booked as income the previous period decreased to ¥2.2 billion in this term, while the ¥5.9 billion of income in the previous term from amortization of variance of retirement and pension trust funds disappeared entirely this period. The factor underlying both of these is the reduction in the difference between actual performance and the expected investment income.

The main reason for the increase in other expenses was an increase in the amount of lump-sum amortization of employees' prior service obligation costs required for termination of operations of the Welfare Pension Fund for the government and expenses related to establishing the corporate brand.

Net Income

Net income for the period was thus ¥40.2 billion (US$376.2 million), an increase of 8.1% compared to the previous term, thanks to an increase of more than 13% in operating income and a lowered corporate tax burden under tax-effect accounting. Net income as a percentage of sales was 2.9%, roughly the same as in the prior period. Earnings per share came to ¥73.26 (US$0.68), the highest level for the past five years.

Liquidity and Capital Resources

Financial Position

<u>Assets</u>

Total assets on a non-consolidated basis at period end were ¥1,358.8 billion (US$12,699.1 million), an increase of 24.9% compared to the previous term-end. The main reason for the increase was the acquisition of Daiwa Kosho Lease Co., Ltd., accounting for approximately 80% of the increased amount.

Current assets were ¥612.5 billion (US$5,724.7 million), an increase of 23.4% compared to the previous term, with the dramatic increase in the real estate held for sale especially prominent. This is due to the acquisition of real estate for condominiums, and accounts for cash and cash equivalents not increasing significantly even with the added contribution from Daiwa Kosho Lease Co., Ltd. The increase in trade receivables, including accounts due for completed work, in attributable to an increase in Group sales, including the Daiwa Kosho Lease Co., Ltd.

Property, plant and equipment came to ¥441.3 billion

(US$4,125.1 million), an increase of 28.2% compared to the previous term. The one dramatic increase was buildings/ structures and real estate. The contribution from Daiwa Kosho Lease Co., Ltd. was large, and investment in facilities also increased significantly. Investment in facilities this term jumped to ¥56.6 billion, an increase of 182.0% compared with the previous term, with the commercial construction segment, at ¥31.9 billion, accounting for the bulk of the rise.

Investments and other assets amounted to ¥304.8 billion (US$2,849.3 million), an increase of 23.4% over the previous term. The areas which increased significantly were deposits and guarantees. Construction cooperation fund and deposits held by Daiwa Kosho Lease Co., Ltd. contributed to this increase. Investment in securities declined, on the other hand, as the stockholdings in Daiwa Kosho Lease Co., Ltd. were offset by its shareholders' equity in conjunction with its acquisition.

Liabilities

Total liabilities at period end stood at ¥762.8 billion (US$7,129.8 million), an increase of 32.6% compared to the previous term.

Current liabilities were ¥385.2 billion (US$3,600.5 million), an increase of 37.9% compared with the previous term. Of this, the trade payables increased significantly in conjunction with the increase in sales, including Daiwa Kosho Lease Co., Ltd. Short-term borrowings and the current portion of long-term debt increased, thanks to the contribution of other consolidated subsidiaries, including subsidiaries of Daiwa Kosho Lease Co., Ltd. Therefore, Daiwa House Industry Co., Ltd., the parent, continues to hold no long-term interest-bearing obligations on a non-consolidated basis.

As a result, working capital (current assets less current liabilities) amounted to ¥227.2 billion, an increase of 4.8% compared with the previous term, and although the liquidity ratio decreased to 159.0% from 177.6% in the previous term, the Group's retains ample liquidity.

Long-term liabilities were ¥377.6 billion (US$3,529.3 million), an increase of ¥81.8 billion over the prior period. The main reason for the significant increase in long-term deposits and guarantees was the inclusion of construction cooperation funds and long term deposits from Daiwa Kosho Lease Co., Ltd. Although Daiwa House Industry Co., Ltd., the parent, has no interest-bearing obligations on a non-consolidated basis, long-term obligations held by subsidiaries of Daiwa Kosho Lease Co., Ltd. and other consolidated subsidiaries increased. However, the debt-to-equity ratio is 4.0% when both short-term and long-term borrowings are included, meaning the Group continues to be effectively debt-free.

Minority Interests

Minority interests amounted to ¥71.7 billion (US$671.0 million), a significant increase of 270.2% over the previous term. This is because in the process of making approximately Daiwa Kosho Lease Co., Ltd. a consolidated subsidiary, the approximately 60% of its shares remaining after deduction of the approximately 40% already owned were recorded as minority interests.

Shareholders' Equity

Shareholders' equity at term-end stood at ¥521.1 billion (US$4,898.2 million), an increase of 6.3% over the previous term. Retained earnings increased, reflecting the increase in profit. The equity ratio declined 6.7 points to 38.6%, due to the increases in total assets and minority interests. However, ROE (return on equity) reached 7.9%, an increase of 0.3 points over the previous term, and ROA (return on assets) came in at 3.3%, slightly below the level of the previous term.

Dividend Policy

The Company's fundamental stance is to sustain dividends at an appropriate level, taking into consideration the balance between sharing returns with shareholders and the necessary level of retained earnings for future business development and reinforcing the foundation of the business. In accordance with this policy, the dividend for this term has been set at ¥17 (US$0.16), an increase of ¥2. As for the current term, we plan an annual dividend of ¥20, including a 50th anniversary dividend of ¥3.

Cash Flows

Cash and cash equivalents at the end of the period amounted to ¥150.4 billion (US$1,406.1 million), an increase of ¥8.9 billion over the prior period end. Net cash flow from operating activities decreased by ¥13.5 billion to ¥56.0 billion (US$524.2 million), which is attributable to an increase in inventory.

The main reason was the significant increase in inventories, due to significant purchases of real estate held for sale. Trade receivables increased due to the rise in sales, which was offset, however, by an increase in trade payables.

Net cash used in investing activities amounted to ¥53.0 billion (US$495.9 million), an increase of ¥27.1 billion over the previous term. The main reason for this expenditure was the push to acquire property, plant and equipment, mainly building sites for large-scale rental housing facilities.

Net cash provided by financing activities was ¥5.8 billion (US$55.0 million), compared with a net outflow of ¥6.1 billion for the previous term. The increase in long-term debt for investments in facilities resulted in a fund inflow, which more than offset increased dividend payments due to the dividend increase.

Resulting free cash flow, the total of the cash flow from operating activities and investing activities, was ¥3.0 billion, down by ¥40.6 billion from the prior period.

Outlook for the Current Fiscal Year, Ending March 2006

Although a recovery is expected in Japan's economy in fiscal 2005, with continuing improvement in corporate earnings, the future is wrought with uncertainty, with the many grounds for concern including pressure on corporate profits due to the skyrocketing prices of crude oil and other raw materials, and a possible downturn in external demand stemming from a slowdown in the world economy.

For our industry as well, conditions will continue to be unpredictable, with no rebound in personal consumption in sight, and no major stimulus for growth in demand to be found.

In this environment, the Group will work to strengthen its community-oriented business approach and develop products and services responsive to our customers' needs. In particular, we intend to push forward with developing the Group, under the medium-term management plan entitled "Challenge 2005," which kicks off in fiscal 2005, and to reinforce synergies within the Group based on dual strengths: our customer base and the construction track record we have established to date. The entire Group will dedicate itself to being sensitive to the multifaceted needs of our customers, raising customer satisfaction levels by establishing a series of customer centers in each region to deal with customers' needs in an integrated fashion, and by improving operations based on opinions and comments elicited from customers. We will work to strategically improve the brand recognition and favorability ratings of the Group, by establishing an organization for that purpose, in an effort to obtain a superior competitive position for the Group's businesses. Furthermore, we will endeavor to expand and strengthen our businesses by means of reinforcing our service organization.

We view corporate social responsibility (CSR) as a top management priority, and will also devote our efforts to building an organization responsive to the demands of all stakeholders enhancing company training regarding the corporate ethics guidelines of the Daiwa House Group, compliance with laws and regulations, and human rights. We shall enhance enterprise value by furthering our existing environmental preservation initiatives, deliver reliable, secure products and services, and contribute to society by leveraging our unique technologies for the construction of medical and nursing care facilities.

For the current fiscal year, ending March 2006, on a consolidated basis, we foresee sales of ¥1,500 billion, operating income of ¥75 billion, recurring income of ¥77 billion, and net income of ¥41 billion.

Please note that amortization of variance in retirement and pension accounts is omitted from the forecast since it depends on changes in the operating conditions of pension assets in the coming year.

Consolidated Balance Sheets

Daiwa House Industry Co., Ltd. and Subsidiaries
March 31, 2005 and 2004

Assets

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Current assets:			
Cash and cash equivalents	¥ 150,461	¥ 141,546	$ 1,406,178
Marketable securities (Note 3)	25	65	234
Short-term investments (Note 2-d)	279	59	2,607
Receivables (Note 6):			
Trade notes	8,010	5,431	74,860
Trade accounts	62,294	47,299	582,187
Allowance for doubtful receivables	(1,861)	(1,772)	(17,393)
Inventories (Notes 4 and 6)	324,239	267,920	3,030,271
Deferred tax assets (Note 11)	31,058	22,552	290,262
Prepaid expenses and other current assets	38,038	13,191	355,495
Total current assets	612,543	496,291	5,724,701
Property, plant and equipment:			
Land (Notes 5 and 6)	243,699	210,677	2,277,561
Buildings and structures (Note 6)	466,359	378,761	4,358,495
Accumulated depreciation	(311,645)	(260,849)	(2,912,570)
Machinery and equipment	78,000	50,536	728,972
Accumulated depreciation	(55,076)	(41,690)	(514,729)
Furniture and fixtures	35,446	34,527	331,271
Accumulated depreciation	(29,075)	(28,738)	(271,729)
Construction in progress	13,680	1,044	127,851
Net property, plant and equipment	441,388	344,268	4,125,122
Investments and other assets:			
Investment securities (Note 3)	57,688	46,131	539,140
Investments in and advances to associated companies (Note 2-c)	9,758	46,921	91,196
Long-term loans	4,819	5,466	45,037
Deferred tax assets (Note 11)	75,405	76,577	704,720
Lease deposits (Note 6)	140,057	80,942	1,308,944
Other assets	25,445	70	237,804
Allowance for doubtful accounts	(8,296)	(9,008)	(77,533)
Total investments and other assets	304,876	247,099	2,849,308
Total	¥1,358,807	¥1,087,658	$12,699,131

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Current liabilities:			
Short-term bank loans (Note 6)	¥ 13,175	¥ 550	$ 123,131
Current portion of long-term debt (Note 6)	1,368	51	12,785
Payables:			
Trade notes	29,062	20,020	271,607
Trade accounts	127,911	102,421	1,195,430
Other accounts	81,227	55,400	759,131
Deposits received from customers	48,005	39,719	448,645
Income taxes payable	15,699	14,218	146,720
Accrued bonuses	15,242	12,837	142,448
Provision for product warranties	4,874	4,864	45,551
Accrued expenses and other current liabilities	48,693	29,373	455,075
Total current liabilities	385,256	279,453	3,600,523
Long-term liabilities:			
Long-term debt (Note 6)	6,555	911	61,262
Liability for employees' retirement benefits (Note 7)	99,871	103,237	933,374
Long-term deposits received from the Company's club members	57,023	60,854	532,925
Lease deposits received	148,831	84,841	1,390,944
Other long-term liabilities	65,362	45,919	610,860
Total long-term liabilities	377,642	295,762	3,529,365
Minority interests	71,799	19,393	671,019
Shareholders' equity (Notes 2-c, 2-n, 5, 8 and 16):			
Common stock, authorized, 1,900,000,000 shares; issued, 550,664,416 shares in both 2005 and 2004	110,120	110,120	1,029,159
Capital surplus	147,759	147,757	1,380,925
Retained earnings	325,893	313,215	3,045,729
Land revaluation difference	(69,230)	(86,200)	(647,009)
Net unrealized gain on available-for-sale securities	14,663	12,958	137,037
Foreign currency translation adjustments	(927)	(917)	(8,664)
Treasury stock — at cost, 4,441,777 shares in 2005 and 4,238,236 shares in 2004	(4,168)	(3,883)	(38,953)
Total shareholders' equity	524,110	493,050	4,898,224
Total	¥1,358,807	¥1,087,658	$12,699,131

Consolidated Statements of Operations

Daiwa House Industry Co., Ltd. and Subsidiaries
Years Ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Net sales	¥1,365,914	¥1,224,648	¥1,184,544	$12,765,551
Cost of sales	1,082,133	963,457	936,861	10,113,392
Gross profit	283,781	261,191	247,683	2,652,159
Selling, general and administrative expenses (Note 12)	215,932	201,530	202,411	2,018,056
Operating income	67,849	59,661	45,272	634,103
Other income (expenses):				
Interest income and dividends	1,067	651	546	9,972
Interest expense	(736)	(423)	(723)	(6,879)
Write-down of marketable and investment securities	(3)	(61)	(9,773)	(28)
Write-down of inventories	(2,252)	(3,285)	(22,900)	(21,047)
Loss on sales and disposal of property, plant and equipment	(1,978)	(641)	(3,488)	(18,486)
Prior service benefit (cost) (Note 7)	(2,282)		6,736	(21,327)
Amortization of transitional obligation for employees' retirement benefits (Notes 2-i and 7)			(8,780)	
Amortization of actuarial gain (loss) for employees' retirement benefits (Note 7)	2,214	15,460	(4,925)	20,692
Actuarial loss on retirement benefits (Notes 2-i and 7)			(49,888)	
Actuarial loss due to a change of discount rate (Notes 2-i and 7)			(31,733)	
Extraordinary depreciation for property, plant and equipment (Note 2-f)			(75,183)	
Other — net (Note 10)	(771)	(3,465)	(318)	(7,206)
Other income (expenses) — net	(4,741)	8,236	(200,429)	(44,309)
Income (loss) before income taxes and minority interests	63,108	67,897	(155,157)	589,794
Income taxes (Note 11):				
Current	21,825	10,409	17,792	203,972
Deferred	(1,468)	19,199	(81,370)	(13,720)
Total	20,357	29,608	(63,578)	190,252
Minority interests in net (income) loss of subsidiaries	(2,489)	(1,032)	191	(23,262)
Net income (loss)	¥ 40,262	¥ 37,257	¥ (91,388)	$ 376,280
	Yen			U.S. dollars
Per share of common stock (Note 2-o):				
Basic net income (loss)	¥73.26	¥68.16	¥(167.06)	$0.68
Cash dividends applicable to the year	17.00	15.00	10.00	0.16

See notes to consolidated financial statements.0.16

Consolidated Statements of Shareholders' Equity

Daiwa House Industry Co., Ltd. and Subsidiaries
Years Ended March 31, 2005, 2004 and 2003

	Thousands	Millions of yen						
	Issued number of shares of common stock	Common stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2002	550,664	¥110,120	¥147,755	¥387,591	¥(59,910)	¥ 1,358	¥(809)	¥(3,667)
Net loss				(91,388)				
Cash dividends, ¥10.0 per share				(5,461)				
Bonuses to directors and corporate auditors				(19)				
Effect of change in statutory tax rate and other					(1,382)			
Transfer due to sales of land				(883)	883			
Net decrease in unrealized gain on available-for-sale securities (Note 2-c)						(581)		
Foreign currency translation adjustments (Note 2-n)							(72)	
Net decrease in treasury stock								149
Balance, March 31, 2003	550,664	110,120	147,755	289,840	(60,409)	777	(881)	(3,518)
Net income				37,257				
Cash dividends, ¥10.0 per share				(5,457)				
Transfer due to sales of land				(8,425)	8,425			
Devaluation of deferred tax assets on land revaluation and other					(34,216)			
Net increase in unrealized gain on available-for-sale securities (Note 2-c)						12,181		
Foreign currency translation adjustments (Note 2-n)							(36)	
Net increase in treasury stock			2					(365)
Balance, March 31, 2004	550,664	110,120	147,757	313,215	(86,200)	12,958	(917)	(3,883)
Net income				40,262				
Cash dividends, ¥15.0 per share				(8,185)				
Decrease due to newly consolidation of subsidiaries				(1,953)				
Decrease due to exclusion from consolidation of former subsidiaries				(517)				
Decrease due to exclusion from equity method accounting of former associated companies				(125)				
Transfer due to sales of land				(16,804)	16,804			
Net decrease in land revaluation difference					166			
Net increase in unrealized gain on available-for-sale securities (Note 2-c)						1,705		
Foreign currency translation adjustments (Note 2-n)							(10)	
Net increase in treasury stock			2					(285)
Balance, March 31, 2005	550,664	¥110,120	¥147,759	¥325,893	¥(69,230)	¥14,663	¥(927)	¥(4,168)

	Thousands of U.S. dollars (Note 1)						
	Common stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2004	$1,029,159	$1,380,906	$2,927,243	$(805,607)	$121,103	$(8,570)	$(36,290)
Net income			376,280				
Cash dividends, $0.09 per share			(76,495)				
Decrease due to newly consolidation of subsidiaries			(18,252)				
Decrease due to exclusion from consolidation of former subsidiaries			(4,832)				
Decrease due to exclusion from equity method accounting of former associated companies			(1,168)				
Transfer due to sales of land			(157,047)	157,047			
Net decrease in land revaluation difference				1,551			
Net increase in unrealized gain on available-for-sale securities (Note 2-c)					15,934		
Foreign currency translation adjustments (Note 2-n)						(94)	
Net increase in treasury stock		19					(2,663)
Balance, March 31, 2005	$1,029,159	$1,380,925	$3,045,729	$(647,009)	$137,037	$(8,664)	$(38,953)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Daiwa House Industry Co., Ltd. and Subsidiaries
Years Ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Operating activities:				
Income (loss) before income taxes and minority interests	¥ 63,108	¥ 67,897	¥(155,157)	$ 589,794
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Income taxes — paid	(22,809)	(4,671)	(6,230)	(213,168)
Depreciation	19,243	15,165	21,386	179,841
Write-down of golf club membership	121	62	147	1,131
Write-down of marketable and investment securities	3	61	9,773	28
Loss on sales and disposal of property, plant and equipment	1,978	641	3,488	18,486
Extraordinary depreciation for property, plant and equipment			75,183	
Impairment loss on property, plant and equipment	1,204	370		11,252
Equity in earnings of associated companies	(1,611)	(2,384)	(278)	(15,056)
Provision for (reversal of) employees' retirement benefits, net of payments	6,350	(30,067)	85,002	59,346
Changes in certain assets and liabilities, net of consolidation:				
Decrease (increase) in receivables	(3,090)	9,568	3,571	(28,879)
Decrease (increase) in inventories	(48,814)	(13,447)	32,872	(456,206)
Increase (decrease) in payables — trade	25,733	9,618	(31,453)	240,495
Increase in deposits received from customers	8,353	3,639	4,260	78,066
Other — net	6,326	13,207	(2,105)	59,122
Total adjustments	(7,013)	1,762	195,616	(65,542)
Net cash provided by operating activities	56,095	69,659	40,459	524,252
Investing activities:				
Purchases of property, plant and equipment	(56,331)	(21,647)	(26,464)	(526,458)
Purchases of marketable and investment securities	(7,876)	(514)	(4,269)	(73,607)
Increase in investments in and advances to associated companies	(85)	(2,549)	(1,275)	(794)
Proceeds from sales of marketable and investment securities	1,570	220	2,814	14,673
Proceeds from sales of property, plant and equipment	4,905	2,207	1,244	45,841
Purchases of investments in subsidiaries	(1,257)	(559)		(11,748)
Proceeds from sales of shares of subsidiaries	655			6,121
Net increase (decrease) from sales of shares of the former consolidated subsidiaries	639	(640)		5,972
Net proceeds from purchases of shares of the newly consolidated subsidiaries	9,164		1,489	85,645
Increase in lease deposits	(2,383)	(4,026)	(5,415)	(22,271)
Net decrease (increase) in other assets	(2,070)	1,573	4,560	(19,346)
Net cash used in investing activities	(53,069)	(25,937)	(27,316)	(495,972)
Financing activities:				
Net increase (decrease) in short-term bank loans	750	(250)	(52,005)	7,009
Proceeds from long-term debt	7,039		1,237	65,785
Repayments of long-term debt	(78)	(38)	(1,000)	(729)
Net of purchases and proceeds from sales of treasury stock	(132)	(109)	(200)	(1,233)
Dividends paid to shareholders	(8,185)	(5,457)	(5,461)	(76,495)
Dividends paid to minority shareholders of subsidiaries	(773)	(272)	(284)	(7,224)
Proceeds from receivables sold to trust	8,446			78,934
Remittance to trust of receivables collected	(1,178)			(11,009)
Net cash provided by (used in) financing activities	5,889	(6,126)	(57,713)	55,038
Net increase (decrease) in cash and cash equivalents	8,915	37,596	(44,570)	83,318
Cash and cash equivalents, beginning of year	141,546	103,950	148,520	1,322,860
Cash and cash equivalents, end of year	¥150,461	¥141,546	¥ 103,950	$1,406,178

(Continued)

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Non-cash investing and financing activities:				
Net proceeds from purchases of shares of the newly consolidated subsidiaries for the year ended March 31, 2005 resulted principally from purchases of shares of Daiwa Kosho Lease Co., Ltd., former the associated companies including its subsidiaries. Assets and liabilities increased by purchases of shares of Daiwa Kosho Lease Co., Ltd. and associated proceeds consisted of the followings:				
Current assets	¥ 65,096			$ 608,374
Long-term assets	140,084			1,309,196
Current liabilities	(43,093)			(402,738)
Long-term liabilities	(69,313)			(647,785)
Consolidation differences	(1,701)			(15,897)
Minority interests	(55,403)			(517,785)
Company's interest prior to acquisition	(32,551)			(304,215)
Acquisition cost	(3,119)			(29,150)
Cash and cash equivalents of the consolidated subsidiaries	11,729			109,617
Net proceeds from purchases of shares of the newly consolidated subsidiaries	¥ 8,610			$ 80,467
Assets and liabilities decreased by sales of shares of the former consolidated subsidiaries and associated proceeds and gain for the year ended March 31, 2004 consisted of the followings:				
Current assets		¥19,139		
Long-term assets		6,598		
Current liabilities		(13,000)		
Long-term liabilities		(6,851)		
Minority interests		(3,337)		
Company's interest prior to acquisition		(1,252)		
Gain on sales of securities		77		
Proceeds from sales of securities		1,374		
Cash and cash equivalents of the subsidiaries		(2,014)		
Net decrease in cash from sales of shares of the former consolidated subsidiaries		¥ (640)		
Assets and liabilities increased by purchases of shares of the associated company and associated proceeds for the year ended March 31, 2003 consisted of the followings:				
Current assets			¥3,621	
Long-term assets			5,642	
Consolidation differences			98	
Current liabilities			(2,418)	
Long-term liabilities			(4,844)	
Minority interests			(973)	
Company's interest prior to acquisition			(1,094)	
Acquisition cost			(32)	
Cash and cash equivalents of the consolidated subsidiary			1,521	
Net proceeds from purchases of shares of the newly consolidated subsidiary			¥1,489	

See notes to consolidated financial statements.

(Concluded)

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared from the consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. Daiwa House Industry Co., Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code (the "Code") and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and its foreign subsidiaries in conformity with those of their countries of domicile.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries (together the "Group") based on the control or influence concept. Under the control or influence concept, those companies over whose operations the Parent, directly or indirectly, is able to exercise control are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

The differences between the cost and underlying net equity of investments in subsidiaries and associated companies at acquisition, are amortized over five years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

During the year ended March 31, 2003, Nihon Jyutaku Ryutu Co., Ltd., formerly an associated company, has been included in consolidation as a result of the additional acquisition of its shares.

During the year ended March 31, 2004, Daiwa System Co., Ltd. and three subsidiaries, have been excluded from consolidation as a result of sales of their shares.

During the year ended March 31, 2005, Daiwa Kosho Lease Co., Ltd. and its four subsidiaries and one other subsidiary which were formerly associated companies, have been included in the consolidation as a result of the additional acquisition of their shares.

b. Cash and cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits, all of which mature or become due within three months of the date of acquisition.

c. Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost and ii) available-for-sale securities, which are not classified as held-to-maturity.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Investment in an associated company pledged as collateral for a loan of the associated company was ¥20 million ($187 thousand) as of March 31, 2005.

d. Short-term investments

Short-term investments are time deposits and certificates of deposit, all of which mature or become due later than three months after the date of acquisition. Time deposits pledged as collateral as substitutes of deposits for certain construction and advertisement contracts were both ¥29 million ($271 thousand) as of March 31, 2005 and 2004.

e. Inventories

Inventories are stated at cost. Inventories of land, residential homes and condominiums, and construction projects in progress include all costs of land, land development and construction. The cost of construction materials and supplies is determined by the average method. However, appropriate write-downs are recorded for inventories with values considered to have been permanently or substantially impaired.

f. Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed substantially by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is principally from 15 to 50 years for buildings and structures, from 10 to 13 years for machinery and equipment and from 5 to 15 years for furniture and fixtures.

Extraordinary depreciation for property, plant and equipment was charged to income for the year ended March 31, 2003, for depreciable assets in which utilization declined significantly. These assets consist of resort hotels, club-houses on golf courses and commercial buildings for rent. The extraordinary depreciation recorded was ¥73,369 million, ¥856 million, and ¥958 million, for buildings and structures, machinery and equipment, and furniture and fixtures, respectively.

g. Long-lived assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets from the year ended March 31, 2004. The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effects of adoption of the new accounting standard for impairment of fixed assets were to decrease income before income taxes and minority interests for the years ended March 31, 2005 and 2004 by ¥1,204 million ($11,252 thousand) and ¥370 million, respectively.

h. Leases

All leases are accounted for as operating leases. Under Japanese accounting standard for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

i. Retirement and pension plans

The Company and its domestic subsidiaries have unfunded retirement benefit plans and a contributory funded pension plan.

Effective April 1, 2000, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and account for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation of ¥43,221 million, determined as of April 1, 2000, was reduced by an immediate charge to income in the amount of the fair value of the contribution of available-for-sale securities in August 2000. The remaining transitional obligation of ¥28,489 million is principally being amortized over three years.

Due to the deterioration of the stock market and the revision of the discount rate from 3.5% to 2.5%, the amount of unrecognized actuarial losses accumulated to 40% of the projected benefit obligation during 2003. With the government's approval of the Group's application for the exemption from future obligations related to the substitutional portion of the pension program (Note 7), the revision of the retirement benefit plans, and the reexamination of investment policy, the actuarial loss, which was amortized evenly over principally 10 years under the Group's previous method, was changed to be recognized when incurred in order to disclose information about retirement and pension plans more timely. As a result, the loss before income taxes and minority interests for the year ended March 31, 2003 increased by ¥81,621 million, compared with what would have been recorded under the previous method.

j. Revenue and profit recognition

Sales and related profits are generally recorded when sales contracts are completed and customers have satisfied the down payment and other requirements stipulated by the contracts. Land and land development costs are allocated to units sold based upon relative area.

k. Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

l. Appropriations of retained earnings

Appropriations of retained earnings at each year end are reflected in the financial statements of the following year after shareholders' approval has been obtained.

m. Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of operations.

n. Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries and associated companies are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at historical exchange rates. Revenue and expense accounts of the consolidated foreign subsidiaries and associated companies are translated into yen at the current exchange rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" as a separate component of shareholders' equity.

o. Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the year.

The weighted-average number of common shares outstanding for the years ended March 31, 2005, 2004 and 2003 were 546,329 thousand, 546,625 thousand and 547,045 thousand, respectively.

Diluted net income per share of common stock for the years ended March 31, 2005 and 2004 are not disclosed because it is anti-dilutive. Diluted net income per share of common stock for the year ended March 31, 2003 is not disclosed because the Company incurred a net loss.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

p. Treasury stock

Effective April 1, 2002, the Company adopted a new accounting standard for treasury stock issued by the ASB. Under the new standard, the stock of the Company, which is held by its subsidiaries and associated companies, is stated as treasury stock according to the percentage of ownership.

q. Reclassifications

Certain reclassifications have been made in the 2004 and 2003 financial statements to conform to the classifications used in 2005.

3. Marketable and investment securities

Marketable and investment securities as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current:			
Government and corporate bonds	¥ 25	¥ 65	$ 234
Non-current:			
Equity securities	¥56,644	¥45,767	$529,383
Government and corporate bonds	9	34	84
Investments in limited liability partnership	1,035	330	9,673
Total	¥57,688	¥46,131	$539,140

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2005 and 2004 were as follows:

	Millions of yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥25,280	¥25,954	¥352	¥50,882
Held-to-maturity	34			34

	Millions of yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥18,523	¥21,610	¥100	¥40,033
Held-to-maturity	99			99

	Thousands of U.S. dollars			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$236,262	$242,561	$3,290	$475,533
Held-to-maturity	318			318

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Available-for-sale:			
Equity securities	¥5,762	¥5,734	$53,850
Investments in limited liability partnership	1,035	330	9,673
Total	¥6,797	¥6,064	$63,523

The carrying values of debt securities by contractual maturities for securities classified as held-to-maturity at March 31, 2005 are as follows:

	Held to maturity	
	Millions of yen	Thousands of U.S. dollars
Due in one year or less	¥25	$234
Due in five to ten years	9	84
Total	¥34	$318

4. Inventories

Inventories at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished residential homes and condominiums	¥ 27,521	¥ 29,378	$ 257,206
Construction projects in progress	35,248	31,593	329,421
Residential homes and condominiums in process	27,426	26,496	256,318
Land held:			
For resale	174,177	123,863	1,627,822
Under development	34,099	34,291	318,682
Undeveloped	11,669	11,687	109,056
Merchandise, construction materials and others	14,099	10,612	131,766
Total	¥324,239	¥267,920	$3,030,271

The Group engages in two principal business activities. They manufacture and construct pre-fabricated houses and structures and also engage in various contracted construction projects, primarily for the construction of large-scale commercial and residential buildings. To further such business, the Group purchases land for development and resale.

5. Land revaluation

Under the "Law of Land Revaluation," the Company and certain subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002.

The resulting land revaluation difference represents unrealized depreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There was no effect on the statement of operations. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2005, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥2,763 million ($25,822 thousand).

As to significant change in the land revaluation difference, see the consolidated statements of shareholders' equity.

6. Short-term bank loans and long-term debt

Short-term bank loans at March 31, 2005 and 2004 consisted of bank loans. The annual interest rates for the short-term bank loans ranged from 0.4% to 1.9% and were 1.4% at March 31, 2005 and 2004, respectively.

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Loans from banks, 0.5% to 3.0% (1.3% in 2004), due on various dates through 2025:			
Collateralized	¥2,423	¥962	$22,645
Unsecured	5,500		51,402
Total	7,923	962	74,047
Less current portion	1,368	51	12,785
Long-term debt, net of current portion	¥6,555	¥911	$61,262

Annual maturities of long-term debt at March 31, 2005, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥1,368	$12,785
2007	2,228	20,823
2008	160	1,495
2009	163	1,523
2010	2,885	26,963
2011 and thereafter	1,119	10,458
Total	¥7,923	$74,047

At March 31, 2005, assets pledged as collateral for secured long-term debt were as follows:

	Millions of yen	Thousands of U.S. dollars
Receivables	¥ 2,063	$ 19,280
Inventories	1,805	16,869
Buildings and structures	4,612	43,103
Land	6,930	64,766
Lease deposits	450	4,206
Total	¥15,860	$148,224

As is customary in Japan, a company maintains deposit balances with banks with which it has bank loans. Such deposit balances are not legally or contractually restricted as to withdrawal. In addition, collateral must be provided if requested by the lending banks and certain banks have the right to offset cash deposited with them against any bank loan or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the bank concerned. The Group has never received any such request.

7. Retirement and pension plans

Under the unfunded employees' retirement benefit plan, employees of the Company and certain subsidiaries terminating their employment are entitled, in most circumstances, to lump-sum severance payments determined by reference to wage rates at the time of termination and years of service. In addition, the Company, together with certain subsidiaries and associated companies, has adopted a contributory funded defined benefit pension plan covering most of their employees.

The liability for employees' retirement benefits at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Projected benefit obligation	¥241,123	¥207,238	$2,253,486
Fair value of plan assets	(141,342)	(104,078)	(1,320,953)
Net liability	99,781	103,160	932,533
Prepaid benefit costs	90	77	841
Liability for employees' retirement benefits	¥ 99,871	¥103,237	$ 933,374

The components of net periodic benefit costs are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Service cost	¥12,578	¥11,647	¥ 10,845	$117,552
Interest cost	5,395	4,856	7,182	50,421
Expected return on plan assets	(5)	(4)	(3,181)	(47)
Prior service cost (benefit)	2,282		(6,736)	21,327
Recognized actuarial loss (gain)	(2,214)	(15,460)	86,546	(20,692)
Amortization of transitional obligation			8,780	
Net periodic benefit costs	¥18,036	¥ 1,039	¥103,436	$168,561

Prior service benefit for the year ended March 31, 2003 represents the effect of a decrease in the benefit obligation from the adoption of the revised retirement benefit plan concerning the lump-sum severance payments.

Prior service cost for the year ended March 31, 2005 represents the net effect of (1) an increase in the benefit obligation of ¥2,732 million ($25,533 thousand) from the adoption of the revised contributory funded defined benefit pension plan and (2) a decrease in the benefit obligation of ¥450 million (¥4,206 thousand) from the adoption of the revised benefit plan concerning the lump-sum severance payments of a subsidiary.

Assumptions used for the years ended March 31, 2005 and 2004 are set forth as follows:

	2005	2004
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	Principally 0%	Principally 0%
Recognition period of actuarial gain/loss	1 year	1 year

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the company on behalf of the government and a corporate portion established at the discretion of the company. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied for an exemption from obligation to pay benefits for employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Company obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on October 28, 2002. As a result of this exemption, the Company and certain subsidiaries recognized a gain on exemption from pension obligation of the governmental program in the amount of ¥8,575 million in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the year ended March 31, 2003. The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥38,040 million as of March 31, 2003. The Company applied for transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labour and Welfare on June 1, 2004. The actual transfer of the pension obligations and related assets to the government is to take place subsequently after the government's approval.

8. Shareholders' equity

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥203,411 million ($1,901,037 thousand) as of March 31, 2005, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

9. Segment information

Information about operations in different industry segments of the Group for the years ended March 31, 2005, 2004 and 2003 is as follows:

Sales and operating income (loss)

	Millions of yen						
	2005						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥850,586	¥355,017	¥55,749	¥57,919	¥ 46,643		¥1,365,914
Intersegment sales	3,989	8,813		1,245	57,486	¥(71,533)	
Total sales	854,575	363,830	55,749	59,164	104,129	(71,533)	1,365,914
Operating expenses	804,800	336,506	53,872	59,064	100,595	(56,772)	1,298,065
Operating income	¥ 49,775	¥ 27,324	¥ 1,877	¥ 100	¥ 3,534	¥(14,761)	¥ 67,849

	Millions of yen						
	2004						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥797,627	¥270,002	¥53,612	¥56,069	¥47,338		¥1,224,648
Intersegment sales	3,004	6,986		1,158	50,428	¥(61,576)	
Total sales	800,631	276,988	53,612	57,227	97,766	(61,576)	1,224,648
Operating expenses	752,365	256,319	53,531	57,088	94,943	(49,259)	1,164,987
Operating income	¥ 48,266	¥ 20,669	¥ 81	¥ 139	¥ 2,823	¥(12,317)	¥ 59,661

	Millions of yen						
	2003						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥789,325	¥245,999	¥51,903	¥51,219	¥46,098		¥1,184,544
Intersegment sales	2,656	2,015		940	51,019	¥(56,630)	
Total sales	791,981	248,014	51,903	52,159	97,117	(56,630)	1,184,544
Operating expenses	752,846	230,383	55,872	51,854	94,544	(46,227)	1,139,272
Operating income (loss)	¥ 39,135	¥ 17,631	¥ (3,969)	¥ 305	¥ 2,573	¥(10,403)	¥ 45,272

	Thousands of U.S. dollars						
	2005						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Sales to customers	$7,949,402	$3,317,916	$521,018	$541,299	$435,916		$12,765,551
Intersegment sales	37,280	82,365		11,636	537,252	$(668,533)	
Total sales	7,986,682	3,400,281	521,018	552,935	973,168	(668,533)	12,765,551
Operating expenses	7,521,495	3,144,917	503,476	552,000	940,140	(530,580)	12,131,448
Operating income	$ 465,187	$ 255,364	$ 17,542	$ 935	$ 33,028	$(137,953)	$ 634,103

Total assets, depreciation and capital investments

	Millions of yen						
	2005						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Total assets	¥468,068	¥393,990	¥101,327	¥40,655	¥116,954	¥237,813	¥1,358,807
Depreciation	4,486	4,623	1,869	705	5,875	1,685	19,243
Capital investments	7,700	31,909	851	725	15,842	(331)	56,696

	Millions of yen						
	2004						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Total assets	¥396,552	¥212,235	¥102,740	¥36,779	¥72,961	¥266,391	¥1,087,658
Depreciation	4,822	2,771	1,530	647	3,628	1,767	15,165
Capital investments	6,683	4,465	2,272	2,098	4,916	(331)	20,108

	Millions of yen						
	2003						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Total assets	¥394,119	¥211,168	¥98,803	¥35,196	¥78,976	¥276,179	¥1,094,441
Depreciation	5,288	2,604	6,334	592	4,774	1,794	21,386
Capital investments	6,984	8,114	2,164	2,317	3,778	1,354	24,711

	Thousands of U.S. dollars						
	2005						
	Residential	Commercial	Resort	Home Center	Other	Eliminations/ Corporate	Consolidated
Total assets	$4,374,467	$3,682,150	$946,981	$379,953	$1,093,028	$2,222,552	$12,699,131
Depreciation	41,925	43,206	17,467	6,589	54,906	15,748	179,841
Capital investments	71,963	298,215	7,953	6,776	148,056	(3,094)	529,869

The effect of adoption of the new accounting standard for impairment of fixed assets described in Note 2-g was to decrease total assets of the "Commercial" segment as of March 31, 2004 by ¥181 million, compared with the year ended March 31, 2003.

The industry segments consisted of the following:

	Industry segment				
Components of net sales	Residential	Commercial	Resort	Home Center	Other
Construction	Construction of single/ multi-family houses and condominiums	Construction of commercial buildings			
Real estate	Sales of real estate for residential use	Sales and rental of real estate for commercial use			
	Real estate commissions				
	Rental of residential complexes				
Other	Care of condominiums	Care of commercial buildings	Operation of resort type hotels and golf courses	Operation of "do-it-yourself" hardware centers	Manufacture and sales of building materials
					Physical distribution
					Operation of city type hotels

Eliminations/Corporate include unallocated operating expenses, principally consisting of general corporate expenses incurred by the administration headquarters of the Company.

Corporate assets are principally cash and cash equivalents, marketable securities and investment securities.

10. Other income (expenses): Other — net

"Other income (expenses): Other — net" for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Exchange gain (loss)	¥ 5	¥ (2)	¥ (7)	$ 47
Real estate acquisition tax and other taxes	(237)	(369)	(277)	(2,215)
Retirement benefits for directors	(175)	(214)	(120)	(1,636)
Gain on sales of marketable and investment securities	938	99	123	8,766
Impairment loss on property, plant and equipment	(1,204)	(370)		(11,252)
Allowance for doubtful accounts	(3)	(386)	(4,157)	(28)
Gain on exemption from pension obligation			8,575	
Equity in earnings of associated companies	1,611	2,384	278	15,056
Write-down of golf club membership	(121)	(62)	(147)	(1,131)
Gain (loss) on sales of membership		3	(79)	
Loss on liquidation of associated company			(2,145)	
Bad debt expenses for long-term loans			(4,082)	
Loss on closure of "do it yourself" hardware centers		(2,637)		
Loss on sublease agreements	(2,928)	(3,503)		(27,364)
Consulting, advertising and other expenses for corporate branding and identity	(1,676)			(15,664)
Other — net	3,019	1,592	1,720	28,215
Total	¥ (771)	¥(3,465)	¥ (318)	$ (7,206)

11. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rates of approximately 40.6% for the year ended March 31, 2005, and 42.0% for the years ended March 31, 2004 and 2003, respectively.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows::

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current:			
Deferred tax assets:			
Write-down of land held for resale	¥ 10,961	¥ 12,162	$ 102,439
Accrued bonuses	6,254	5,669	58,449
Accrued enterprise tax	1,359	1,328	12,701
Other	12,484	3,393	116,673
Deferred tax asset	¥ 31,058	¥ 22,552	$ 290,262
Non-current:			
Deferred tax assets:			
Employees' retirement benefits	¥ 42,048	¥ 41,316	$ 392,972
Unrealized gains on sales of property, plant and equipment	8,743	6,781	81,711
Extraordinary depreciation for property, plant and equipment	26,756	28,808	250,056
Other	11,501	11,239	107,486
Less valuation allowance	(925)	(763)	(8,645)
Deferred tax assets	¥ 88,123	¥ 87,381	$ 823,580
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	¥ (2,258)	¥ (2,004)	$ (21,103)
Net unrealized gain on available-for-sale securities	(10,391)	(8,730)	(97,112)
Other	(69)	(70)	(645)
Deferred tax liabilities	¥(12,718)	¥(10,804)	$(118,860)
Net deferred tax assets	¥ 75,405	¥ 76,577	$ 704,720

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of operations for the years ended March 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Normal effective statutory tax rates	40.6%	42.0%	42.0%
Increase (decrease) in tax rates due to:			
Permanently non-deductible expenses	1.7	1.3	(0.6)
Non-taxable dividend income	(0.1)	(0.0)	0.0
Equity in earnings of associated companies	(1.0)	(0.9)	0.1
Write-down of investments in and advances to associated companies		(0.1)	0.4
Per capita levy	1.0	0.8	(0.3)
Increase (decrease) in valuation allowance for deferred tax assets	0.3	0.1	1.2
Reversal of land revaluation difference	(10.8)		
Decrease in deferred tax assets due to change of tax rate			(2.0)
Other — net	0.6	0.4	0.2
Actual effective tax rates	32.3%	43.6%	41.0%

On March 31, 2003, Cabinet Order No. 9 entitled "Reform of a Portion of Local Tax Law" was issued and this reform will apply to fiscal years beginning after April 1, 2004. As a result of this reform, the statutory income tax rate to be used for the calculation of deferred income taxes concerning temporary differences which are expected to be realized or settled after April 1, 2004 will be changed from 42.0% to 40.6%.
The effect of this change was to decrease deferred tax assets and deferred tax assets on land revaluation by ¥3,145 million and ¥1,417 million, respectively, and to increase income taxes-deferred, net unrealized gain on available-for-sale securities and land revaluation difference by ¥3,170 million, ¥18 million and ¥1,417 million, respectively, as of March 31, 2003 and for the year ended March 31, 2003.

12. Research and development costs

Research and development costs charged to income were ¥5,713 million ($53,393 thousand), ¥5,667 million and ¥5,609 million for the years ended March 31, 2005, 2004 and 2003, respectively.

13. Leases

Finance leases:

(Lessee)

Total rental expenses including lease payments under finance leases that are not deemed to transfer ownership of the leased property to the lessee were ¥4,647 million ($43,430 thousand), ¥5,514 million, and ¥4,815 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 were as follows:

	Millions of yen			
	2005			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥7,620	¥1,093	¥10,037	¥18,750
Accumulated depreciation	5,051	278	4,833	10,162
Accumulated impairment loss		2		2
Net leased property	¥2,569	¥ 813	¥ 5,204	¥ 8,586

	Thousands of U.S. dollars			
	2005			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	$71,215	$10,215	$93,804	$175,234
Accumulated depreciation	47,206	2,598	45,168	94,972
Accumulated impairment loss		19		19
Net leased property	$24,009	$ 7,598	$48,636	$ 80,243

	Millions of yen			
	2004			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥10,055	¥1,768	¥10,289	¥22,112
Accumulated depreciation	5,647	526	5,440	11,613
Accumulated impairment loss		184		184
Net leased property	¥ 4,408	¥1,058	¥ 4,849	¥10,315

Obligations under such finance leases as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within one year	¥3,514	¥ 4,607	$32,841
Due after one year	5,072	5,708	47,402
Total	¥8,586	¥10,315	$80,243
Impairment of leased property	¥ 2	¥ 184	$ 19

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expenses, which are not reflected in the accompanying statements of operations, computed by the straight-line method, respectively.

(Lessor)

Total rental income under finance leases that are not deemed to transfer ownership of the leased property to the lessee was ¥3,936 million ($36,785 thousand) for the year ended March 31, 2005.

The amount of the imputed interest income portion included in the above rental income, which is computed using the interest method, was ¥377 million ($3,523 thousand) for the year ended March 31, 2005.

Property and equipment leased to customers under finance lease arrangements mentioned above consisted of the following at March 31, 2005.

	Millions of yen		
	Buildings and structures	Machinery and equipment	Total
Acquisition cost	¥10,918	¥18,868	¥29,786
Accumulated depreciation	6,130	9,309	15,439
Net leased property	¥ 4,788	¥ 9,559	¥14,347

	Thousands of U.S. dollars		
	Buildings and structures	Machinery and equipment	Total
Acquisition cost	$102,038	$176,336	$278,374
Accumulated depreciation	57,290	87,000	144,290
Net leased property	$ 44,748	$ 89,336	$134,084

Future rental income under finance leases at March 31, 2005 was as follows:

	Millions of yen	Thousands of U.S. dollars
Due within one year	¥ 6,133	$ 57,318
Due after one year	12,799	119,617
Total	¥18,932	$176,935

The imputed interest income portion is excluded from the amount of rental income under finance leases.

Depreciation expensed relating to the leased assets under finance lease arrangements mentioned above was ¥2,561 ($23,935 thousand) for the year ended March 31, 2005.

Operating leases:

Obligations and future rental income under non-cancellable operating leases as of March 31, 2005 and 2004 were as follows:

(Lessee)

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within one year	¥ 36,765	¥ 29,142	$ 343,598
Due after one year	446,447	355,726	4,172,402
Total	¥483,212	¥384,868	$4,516,000

(Lessor)

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within one year	¥ 33,949	¥ 24,009	$ 317,280
Due after one year	442,407	334,616	4,134,645
Total	¥476,356	¥358,625	$4,451,925

14. Derivatives

The Group enters into foreign exchange forward contracts and interest rate swaps to hedge foreign exchange or interest rate risks.

It is the Group's policy to use derivatives only for the purpose of reducing market risks associated with liabilities.

Derivatives are subject to market risk and credit risk. Because the counterparties to those derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from such credit risk.

The Company implemented a risk control system for derivatives primarily to control the purpose, limitation and selection of the counterparties. The system's primary function is to avoid excess risks associated with derivatives. Each derivative transaction, which is based on these internal policies, is reported to the Director of the Financing Department, and the execution and control of derivatives are managed by the Finance Section of the Company.

As of March 31, 2005 and 2004, the Group did not have any derivative contracts outstanding.

15. Contingencies

At March 31, 2005, contingent liabilities for notes endorsed with recourse and loans guaranteed in the ordinary course of business amounted to ¥921 million ($8,607 thousand) and ¥53,695 million ($501,822 thousand), respectively. Included in loans guaranteed were customers' housing loans from banks in the amount of ¥53,297 million ($498,103 thousand).

16. Subsequent event

The following appropriations of retained earnings at March 31, 2005 were approved at the Company's shareholders' meeting held on June 29, 2005:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥17.0 ($0.16) per share	¥9,352	$87,402
Bonuses to directors and corporate auditors	131	1,224

Deloitte.

Deloitte Touche Tohmatsu
Osaka Kokusai Building
2-3-13, Azuchi-machi
Chuo-ku, Osaka 541-0052
Japan

Tel: +81 (6) 6261 1381
Fax: +81 (6) 6261 1238
www.deloitte.com/jp

Independent auditors' report

To the Board of Directors of Daiwa House Industry Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2-i, the Company and certain subsidiaries changed its method of accounting for its liability for employees' retirement benefits as of March 31, 2003, and the actuarial loss, which previously was amortized evenly over principally 10 years, was changed to be amortized when incurred.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2005

Member of
Deloitte Touche Tohmatsu

Corporate Data

As of April 1, 2005

Founding:	April 5, 1955 (Established: March 4, 1947)
Paid-in capital:	¥110,120,483,981 (as of March 31, 2005)
Employees:	12,197
Head Office:	3-3-5 Umeda, Kita-ku, Osaka 530-8241, Japan
	Phone: +81-6-6346-2111
Tokyo Office:	3-13-1 Iidabashi, Chiyoda-ku, Tokyo 102-8112, Japan
	Phone: +81-3-5214-2111
Nagoya Office:	1-20-22 Aoi, Naka-ku, Nagoya 460-8491, Japan
	Phone: +81-52-933-2703
Branches:	91
Factories:	13
Research center:	Central Research Laboratory (Nara city)
Training centers:	Nara, Tokyo and Osaka

Source

P6	Economic and Social Research Institute, Cabinet Office, Government of Japan/Annual Report of National Accounts
P7	Ministry of Land, Infrastructure and Transport/Construction Investment Forecast; Land Price Publication 2004
	Ministry of Land, Infrastructure and Transport/Statistics on Building Construction Started
	Ministry of Land, Infrastructure and Transport/Estimate of Construction Investment
P10	Securities Markets in Japan/Survey on Distribution of Shares
P16	Ministry of Land, Infrastructure and Transport/Statistics on Building Construction Started
P17	Statistics Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications/Statistics on Housing and Land
	Jutaku Sangyo Shinbun-sya/Housing Industry Data: FY2004 Yearbook
	Note: Japan (2003 figures); USA (1999 figures); UK (1996 figures); France (1996 figures); Germany (1998 figures)
P41,43	[illegible]/Monthly Statistics (December 04 issue)
P41,43,45	Ministry of Land, Infrastructure and Transport/Statistics on Building Construction Started
P46	Yano Research Institute Ltd./Trends in housing renovation market scale
P47	The Housing Loan Promotion Association/Current Data on Overseas Housing
P50	Ministry of Land, Infrastructure and Transport/Statistics on Building Construction Started
P52	Ministry of Health, Labour and Welfare/Approved of HACCP certificates for food production and processing
P53	Statistics Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications/Population Census of Japan
	National Institute of Population and Social Security Research/Population Projections for Japan: 2001-2050
	UN, World Population Prospects, The 2004 Revision

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Daiwa House Group
Guide to Group Companies
Creating Together
Supporting Each Other
Annual Report
Annual Report
2005 Annual Report
We Build Hearts
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Overall responsibility • Tetsuji Ogawa/Daiwa House   Producer & creative director • Keisuke Izumoto/Daiwa House
Art director • Hiroaki Kitagawa/Nippon Arts Inc.   Designer • Mayumi Makino/D & Join Inc.   Photographer • Kazumasa Kondo
Japanese writer • Kazuko Nagai/Daiwa House; Miki Tsuchida   English translator & editor • Stephen Lloyd/D & Join Inc.
Director & coordinator • Katsuya Iwado/D & Join Inc.   Assistant director • Mitsuyo Aizawa, Ken Furusho, Masami Naoi/Daiwa House

Daiwa House Industry Co.,Ltd.

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